SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel.: 2859 3111 Fax: 2857 7181

02028527

02 APR 19 AM 11:10

11th April, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3–4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

Daisy Ho
Director

DH/aa

File No: 82-3357

Annex A to Letter to the SEC
dated 11 April 2002 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ______________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Half Yearly Report and Preliminary Announcement Date: as of ______________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ______________	___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___
Title: Notification of Change in Registered Office Date: ______________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses
is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Circular Sent to Shareholders
Date: 11 April 2002
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Annual General Meetings
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Filing of Annual Return
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title:

Date: ____________________

Entity requiring item:

MMG00813

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shun Tak Holdings Limited ("the Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

This circular is addressed to the shareholders of the Company in connection with an extraordinary general meeting of the Company to be held on 29 April 2002. This circular is not and does not constitute an offer of, nor is it calculated to invite offers for, shares in or other securities of the Company.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

AND

PROPOSED RIGHTS ISSUE

Financial adviser to Shun Tak Holdings Limited

PLATINUM
Securities

It should be noted that the Underwriting Agreement (as defined herein) in respect of the Rights Issue (as defined herein) contains provisions entitling Platinum Securities (as defined herein) for and on behalf of the Underwriters (as defined herein), by notice in writing, to terminate the obligations of the Underwriters thereunder on the occurrence of certain events. These events are set out in the section headed "Termination of the Underwriting Agreement" on page 5 of this circular. If Platinum Securities, for and on behalf of the Underwriters, exercises such right, the obligations of the Underwriters under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

The Shares (as defined herein) will be dealt with on an ex-rights basis from Tuesday, 23 April 2002. Rights Shares (as defined herein) will be dealt in their nil-paid form from Thursday, 2 May 2002 to Friday, 10 May 2002 (both dates inclusive). If Platinum Securities, for and on behalf of the Underwriters, terminates the Underwriting Agreement (see "Termination of the Underwriting Agreement" on page 5 of this circular) at any time before 6:00 p.m. on the first business day after the Latest Acceptance Date (as defined herein) under the Rights Issue or the conditions of the Rights Issue (see "Conditions of the Rights Issue" on page 10 of this circular) cannot be fulfilled, the Rights Issue will not proceed. The Latest Acceptance Date for payment and acceptance of the Rights Shares is 4:00 p.m. on Wednesday, 15 May 2002.

Any person dealing in the Shares, or dealing in Rights Shares in their nil-paid form between Thursday, 2 May 2002 to Friday, 10 May 2002, will bear the risk that the Rights Issue may not become unconditional and may not proceed.

If in any doubt, investors should consider obtaining professional advice on this.

A notice convening the Company's EGM (as defined herein) to be held at Washington Room, 47th Floor, The American Club, Two Exchange Square, Central, Hong Kong at 3:00 p.m. on Monday, 29 April 2002 is set out on pages 65 to 66 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar in Hong Kong, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

11 April 2002

CONTENTS

		Page
Definitions		1
Summary of the Rights Issue		4
Termination of the Underwriting Agreement		5
Expected timetable		6
Letter from the Board		7
Appendix I	— Financial information on the Group	17
Appendix II	— General information	54
Notice of Extraordinary General Meeting		65

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the Company's announcement dated 21 March 2002 in relation to the Rights Issue
"Associate"	has the meaning given in the Listing Rules
"Companies Ordinance"	The Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as amended from time to time
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"Company"	Shun Tak Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange
"Convertible Guaranteed Bond(s)"	US$70 million convertible guaranteed bonds issued by a wholly owned subsidiary of the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into Shares at a conversion price of HK$2.425 per Share, subject to adjustment, at a fixed exchange rate of US$1.00 = HK$7.76
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be convened and held at Washington Room, 47th Floor, The American Club, Two Exchange Square, Central, Hong Kong at 3:00 p.m. on Monday, 29 April 2002 to consider and approve the increase in authorised share capital of the Company and the Rights Issue
"Excluded Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company at the close of business on the Record Date and whose registered address(es) on the register of members of the Company on that date is/are in (a) place(s) outside Hong Kong
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited

"Kim Eng"	Kim Eng Securities (H.K.) Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective Associates
"Latest Acceptance Date"	being 4:00 p.m. on Wednesday, 15 May 2002, the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	9 April 2002, being the latest practicable date prior to the printing of this circular to ascertain certain information herein contained
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the People's Republic of China
"Major Shareholders"	Shun Tak Shipping and its subsidiaries, Dr. Stanley Ho and companies which he has beneficial interests in, together holding 874,833,347 Shares as at the Latest Practicable Date representing approximately 56.30% of the issued share capital of the Company
"Platinum Securities"	Platinum Securities Company Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective Associates
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholders(s)"	the Shareholder(s), other than the Excluded Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company at the close of business on the Record Date
"Record Date"	Monday, 29 April 2002, being the date by reference to which entitlements to the Rights Issue will be determined
"Rights Issue"	the proposed issue of the Rights Shares on the basis of one Rights Share for every four existing Shares held on the Record Date at the Subscription Price

"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the application form for excess Rights Shares
"Rights Share(s)"	not less than 388,486,782 new Shares and not more than 451,936,782 new Shares to be issued under the Rights Issue
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.25 each in the share capital of the Company
"Share Options"	Share options granted by the Company to the Directors/employees of the Group pursuant to the share option scheme adopted by the Company on 18 May 1993 conferring upon the holders thereof rights to subscribe in cash for new Shares at exercise prices determined in accordance with the scheme
"Shun Tak Shipping"	Shun Tak Shipping Co., Ltd, a company incorporated in Hong Kong with limited liability and in which Dr. Stanley Ho, Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise, who are Directors, have beneficial interests
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	HK$1.00 per Rights Share
"Underwriters"	Platinum Securities, Kim Eng and Worldsec
"Underwriting Agreement"	the agreement dated 21 March 2002 entered into between the Company and the Underwriters relating to the underwriting and other arrangements in respect of the Rights Issue
"Worldsec"	Worldsec International Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective Associates
"HK$"	Hong Kong dollars
"%"	per cent.

SUMMARY OF THE RIGHTS ISSUE

The following information is derived from, and should be read in conjunction with, the full text of this circular:

Basis of Rights Issue:	One Rights Share for every four existing Shares held on the Record Date
Number of existing Shares in issue:	1,553,947,128 Shares as at the Latest Practicable Date
Number of Rights Shares to be issued:	Not less than 388,486,782 Rights Shares and not more than 451,936,782 Rights Shares
Outstanding Share Options:	Share Options entitling the holders thereof to subscribe for 59,800,000 Shares, inclusive of 30,000,000 Share Options being held by Dr. Stanley Ho who has indicated that he will not exercise his Share Options on or before the Record Date
Outstanding Convertible Guaranteed Bonds:	Convertible Guaranteed Bonds entitling the holders thereof to convert up to 224,000,000 Shares in aggregate at a conversion price of HK$2.425 per Share (subject to adjustment)
Maximum number of the Rights Shares:	Assuming conversion in full of the outstanding Convertible Guaranteed Bonds and exercise in full of the Share Options, other than those being held by Dr. Stanley Ho, on or before the Record Date, a total of 1,807,747,128 Shares will be in issue and 451,936,782 Rights Shares will be issued, representing approximately 29.08% of the existing issued share capital of the Company and approximately 25.00% of the enlarged issued share capital of the Company after full conversion and exercise of the outstanding Convertible Guaranteed Bonds and the Share Options respectively
Subscription Price:	HK$1.00 per Rights Share
Basis of entitlement:	Rights Shares will be allotted in the proportion of one Rights Share for every four existing Shares held by the Qualifying Shareholders on the Record Date, no provisional allotment of Rights Shares will be made to the Excluded Overseas Shareholders
Right of excess application:	Qualifying Shareholders will have the right to apply for Rights Shares in excess of their provisional allotments
Amount to be raised by the Rights Issue:	Not less than approximately HK$388 million before expenses, and approximately HK$382 million after deducting the estimated expenses of HK$6 million

TERMINATION OF THE UNDERWRITING AGREEMENT

It should be noted that the Underwriting Agreement contains provisions entitling Platinum Securities, for and on behalf of the Underwriters, by notice in writing, to terminate their obligations thereunder on the occurrence of certain events or if any of the conditions to which the obligations of the Underwriters under the Underwriting Agreement are subject are not fulfilled or become incapable of being fulfilled.

The events referred to above are that Platinum Securities, for and on behalf of the Underwriters, may terminate their commitments under the Underwriting Agreement if prior to 6:00 p.m. on the first business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made, or when deemed made or repeated at the time of the despatch of the Prospectus; or

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement; or

(C) there shall have occurred any change in national, international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred a change of abnormal nature in equity securities or currency market conditions or the outbreak of conflict or hostilities,

which in the reasonable opinion of Platinum Securities is or is likely to be materially prejudicial to the Rights Issue.

If Platinum Securities, for and on behalf of the Underwriters, executes such right, the obligations of the Underwriters under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

EXPECTED TIMETABLE*

Last day of dealing in Shares on a cum-rights basis	Monday, 22 April 2002
First day of dealing in Shares on an ex-rights basis	Tuesday, 23 April 2002
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Wednesday, 24 April 2002
Closure of register of members (both days inclusive)	from Thursday, 25 April to Monday, 29 April 2002
Latest time for lodging the form of proxy for the EGM	3:00 p.m., on Saturday, 27 April 2002
EGM	3:00 p.m. on Monday, 29 April 2002
Record Date	Monday, 29 April 2002
Despatch of Rights Issue Documents	Monday, 29 April 2002
First day of dealing in nil-paid Rights Shares	Thursday, 2 May 2002
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Tuesday, 7 May 2002
Last day of dealing in nil-paid Rights Shares	Friday, 10 May 2002
Latest time for acceptance of, and payment for, Rights Shares and application for excess Rights Shares	4:00 p.m. on Wednesday, 15 May 2002
Latest time for the Rights Issue to become unconditional	6:00 p.m. on Thursday, 16 May 2002
Announcement of the results of acceptance of the Rights Issue	Friday, 17 May 2002
Despatch of refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares	Tuesday, 21 May 2002
Despatch of certificates of fully-paid Rights Shares	Tuesday, 21 May 2002
Commencement of dealings in fully-paid Rights Shares on the Stock Exchange	10:00 a.m. on Thursday, 23 May 2002

* *Please note that all references to time in this circular are to Hong Kong time*

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Dr. Cheng Yu Tung
Mrs. Mok Ho Yuen Wing, Louise
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho

Independent non-executive Directors:
Sir Roger Lobo
Mr. Robert Kwan

Registered office:
Penthouse, 39th Floor, West Tower,
Shun Tak Centre,
200 Connaught Road Central,
Hong Kong

11 April 2002

To the Shareholders (and, for information only, holders of the Share Options and of the Convertible Guaranteed Bonds)

Dear Sir or Madam,

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL AND PROPOSED RIGHTS ISSUE

INTRODUCTION

The Directors announced on 21 March 2002 that the Company proposes to raise approximately HK$388.49 million before expenses by way of a rights issue of not less than 388,486,782 Rights Shares and not more than 451,936,782 Rights Shares at HK$1.00 per Rights Share.

The purpose of this circular is to give you further information on the increase in authorised share capital and the Rights Issue and the notice convening the EGM to approve the increase in authorised share capital and the Rights Issue and certain financial and other information in respect of the Group.

TERMS OF THE PROPOSED RIGHTS ISSUE

Issue statistics

Basis of Rights Issue:	One Rights Share for every four existing Shares held on the Record Date
Number of existing Shares in issue:	1,553,947,128 Shares as at the Latest Practicable Date
Number of Rights Shares to be issued:	Not less than 388,486,782 Rights Shares and not more than 451,936,782 Rights Shares
Outstanding Share Options:	Share options entitling the holders thereof to subscribe for 59,800,000 Shares, inclusive of 30,000,000 Share Options being held by Dr. Stanley Ho who has indicated that he will not exercise his Share Options on or before the Record Date
Outstanding Convertible Guaranteed Bonds:	Convertible Guaranteed Bonds entitling the holders thereof to convert up to 224,000,000 Shares in aggregate at a conversion price of HK$2.425 per Share (subject to adjustment)
Maximum number of the Rights Shares:	Assuming conversion in full of the outstanding Convertible Guaranteed Bonds and exercise in full of the Share Options, other than those being held by Dr. Stanley Ho, on or before the Record Date, a total of 1,807,747,128 Shares will be in issue and 451,936,782 Rights Shares will be issued, representing approximately 29.08% of the existing issued share capital of the Company and approximately 25.00% of the enlarged issued share capital of the Company after full conversion and exercise of the outstanding Convertible Guaranteed Bonds and the Share Options respectively

Qualifying Shareholders

The Company will send the provisional allotment letters and the forms of application for excess Rights Shares to the Qualifying Shareholders only. To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company at the close of business on the Record Date and not be an Excluded Overseas Shareholder.

In order to be registered as a member at the close of business on the Record Date, any transfers of Shares (with the relevant share certificates) must be lodged with the share registrar of the Company, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on Wednesday, 24 April 2002.

Holders of the Share Options and/or Convertible Guaranteed Bonds who wish to participate in the Rights Issue should exercise the rights attached to the Share Options and Convertible Guaranteed Bonds in accordance with their terms respectively before 4:00 p.m. on Wednesday, 24 April 2002 so as to enable them to be registered as holders of Shares on or before the Record Date.

Rights of Excluded Overseas Shareholders

Documents to be issued in connection with the Rights Issue will not be registered under the applicable securities or equivalent legislation of any jurisdiction other than Hong Kong. No provisional allotment of the Rights Shares will be made to the Excluded Overseas Shareholders. The Company will send the Prospectus to the Excluded Overseas Shareholders for their information only. The Company will not send provisional allotment letters or forms of application for excess Rights Shares to the Excluded Overseas Shareholders.

Arrangements will be made for the Rights Shares which would otherwise have been provisionally allotted to the Excluded Overseas Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence on the Stock Exchange, if a premium (net of expenses) can be obtained. The proceeds of sale, less expenses, of HK$100 or more will be paid to the Excluded Overseas Shareholders in Hong Kong dollars as soon as practicable. Individual amounts of less than HK$100 each will not be so paid but will be retained by the Company for its benefit.

Fractions of Rights Shares

The Company will not provisionally allot and issue and will not accept application for any fraction of the Rights Shares. The Company will sell any Rights Share created by adding up fractions of the Rights Shares, if any, and will keep the proceeds for its own benefit.

Subscription Price

HK$1.00 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares or when a holder of nil-paid Rights Shares applies for the Rights Shares.

The Subscription Price represents:

— a discount of approximately 17.36% to the closing price of HK$1.21 per Share as quoted on the Stock Exchange on 20 March, 2002, being the last trading day immediately before the suspension of trading of the Shares on 21 March 2002 pending the release of the Announcement;

— a discount of approximately 14.38% to the theoretical ex-rights price of HK$1.168 per Share based on the above closing price of HK$1.21 per Share;

— a discount of approximately 20.38% to the average closing price of approximately HK$1.256 per Share for the ten trading days up to and including 20 March 2002; and

— a discount of approximately 28.57% to the closing price of approximately HK$1.40 as at the Latest Practicable Date.

The Subscription Price was agreed after arm's length negotiation between the Company and the Underwriters. The Directors are of the view that the Subscription Price is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Status of the Rights Shares

When allotted, issued and fully paid, the Rights Shares will rank pari passu in all respects with the then existing Shares in issue and the holders of such Rights Shares will receive all future dividends and distributions which are declared, made or paid after the date of issue of the Rights Shares in their fully paid form.

Applications for excess Rights Shares

The Qualifying Shareholders shall be entitled to apply for any unsold entitlements of the Excluded Overseas Shareholders, any unsold Rights Shares created by adding together fractional Rights Shares, and any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares. Application may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion, but on a fair and reasonable basis as far as practicable.

Certificates for Rights Shares

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted on Tuesday, 21 May 2002 to those who have accepted (and where applicable applied for) and paid for the Rights Shares at their own risk.

Conditions of the Rights Issue

The Rights Issue is conditional upon, among other things, each of the following:

(i) the approval by the Shareholders by way of ordinary resolutions for increasing the authorised share capital of the Company and the Rights Issue;

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms;

(iii) the registration of the Rights Issue Documents with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance;

(iv) compliance with the undertakings relating to the Rights Shares given by the Major Shareholders referred to below up to and including the Latest Acceptance Date; and

(v) the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms or otherwise.

As the proposed Rights Issue is subject to the above conditions, it may or may not proceed.

In the event that the conditions of the Rights Issue are not fulfilled on or before the date set for its fulfilment (or such later date as, in its discretion, Platinum Securities may, for and on behalf of the Underwriters, agree, being not later than 6:00p.m. on Thursday, 16 May 2002) or waived (in whole or in part) in writing by Platinum Securities, for and on behalf of the Underwriters, with the agreement of the Company, none of the Underwriters or the Company shall have any rights or be subject to any obligations arising from the Underwriting Agreement and the irrevocable undertakings by the Major Shareholders with respect to their entitlements under the Rights Issue will lapse.

Underwriting arrangement

Undertakings from the Major Shareholders

The Major Shareholders, who were as at the Latest Practicable Date beneficially interested in an aggregate of 874,833,347 Shares representing approximately 56.30% of the issued share capital of the Company, have given irrevocable undertakings that all Shares beneficially owned by them will continue to be held up to the Record Date and that they will accept or procure acceptance of their entitlements to the Rights Shares which will be provisionally allotted to them as the holders of such Shares under the Rights Issue either by subscribing for such Rights Shares, or by procuring that subscriptions are received for such Rights Shares. At present, the Major Shareholders have not decided whether or not they will apply for excess Rights Shares.

The balance of the Rights Shares, amounting to not less than 169,778,445 Rights Shares, has been fully underwritten by the Underwriters in accordance with the Underwriting Agreement. If the outstanding Share Options eligible for exercise to subscribe for 59,800,000 Shares (other than the said 30,000,000 Share Options granted to Dr. Stanley Ho) and the outstanding Convertible Guaranteed Bonds eligible for conversion into 224,000,000 Shares are fully exercised (as at the Latest Practicable Date, the Major Shareholders do not hold any Convertible Guaranteed Bonds and Dr. Stanley Ho holds 30,000,000 Share Options, but has indicated that he will not exercise his Share Options on or before the Record Date) and the corresponding Shares are issued on or before the Record Date, the number of Rights Shares to be underwritten by the Underwriters under the Underwriting Agreement shall be 233,228,445 Rights Shares.

Underwriting Agreement

Date:	21 March 2002
Underwriters:	Platinum Securities, Kim Eng and Worldsec
Number of Rights Shares underwritten:	All Rights Shares except those Rights Shares which are the subject of the undertakings given by the Major Shareholders
Commission:	2% of the total Subscription Price of the Rights Shares underwritten by the Underwriters

Termination of the Underwriting Agreement

It should be noted that the Underwriting Agreement contains provisions entitling Platinum Securities, for and on behalf of the Underwriters, by notice in writing, to terminate their obligations thereunder on the occurrence of certain events or if any of the conditions to which the obligations of the Underwriters under the Underwriting Agreement are subject are not fulfilled or become incapable of being fulfilled.

The events referred to above are that Platinum Securities, for and on behalf of the Underwriters, may terminate their commitments under the Underwriting Agreement if prior to 6:00 p.m. on the first business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made, or when deemed made or repeated at the time of the despatch of the Prospectus; or

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement; or

(C) there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred a change of abnormal nature in equity securities or currency market conditions or the outbreak of conflict or hostilities,

and in the reasonable opinion of Platinum Securities this is or is likely to be materially prejudicial to the Rights Issue.

If Platinum Securities, for and on behalf of the Underwriters, executes such right, the obligations of the Underwriters under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

LISTINGS AND DEALINGS

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms. It is expected that dealings in the Rights Shares in their nil-paid form will commence on Thursday, 2 May 2002 and will end on Friday, 10 May 2002 (both dates inclusive).

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms or such other dates as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange is required to take place on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements will be made to enable the Rights Shares in both their nil-paid and fully-paid forms to be admitted into CCASS.

The Rights Shares in both nil-paid and fully-paid forms will be traded in board lots of 2,000 Shares each. Dealings in the Rights Shares in their nil-paid and fully-paid forms will be subject to payment of stamp duty in Hong Kong.

WARNING OF THE RISKS OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

Existing Shares will be dealt with on an ex-rights basis from Tuesday, 23 April 2002. Dealings in the Rights Shares in their nil-paid form will take place from Thursday, 2 May 2002 to Friday, 10 May 2002, both days inclusive. If prior to 6:00 p.m. on Thursday, 16 May 2002, Platinum Securities, for and on behalf of the Underwriters, terminates the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled or waived, the Rights Issue will not proceed.

Any person contemplating buying or selling Shares from now up to the date on which all such conditions are fulfilled (which is expected to be Thursday, 16 May 2002), and contemplating buying or selling nil-paid Rights Shares between Thursday, 2 May 2002 to Friday, 10 May 2002, both days inclusive, bears the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may want to obtain professional advice regarding dealings in Shares or nil-paid Rights Shares during these periods.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 25 April 2002 to Monday, 29 April 2002, both days inclusive. No transfer of Shares will be registered during this period.

ADJUSTMENTS TO THE EXERCISE PRICE OF THE SHARE OPTIONS AND THE CONVERSION PRICE OF THE CONVERTIBLE GUARANTEED BONDS

The Company will appoint its auditors to review whether or not adjustments to the exercise price of the Share Options and/or the conversion price of the Convertible Guaranteed Bonds are necessary as a result of the completion of the Rights Issue. Further announcement(s) will be made by the Company as and when necessary if there are any adjustments to the exercise price of the Share Options and/or the conversion price of the Convertible Guaranteed Bonds.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

In order to have sufficient authorised share capital for the Rights Issue and to accommodate future expansion and growth, the Company proposes to increase its authorised share capital from HK$500,000,000 to HK$1,000,000,000 by the creation of an additional 2,000,000,000 Shares. Such Shares, when issued, will rank equally in all respects with the existing issued Shares. The Directors have no current intention of issuing any part of the unissued share capital of the Company except for the purpose of issuing the Rights Shares under the Rights Issue or satisfying any exercise of Share Options or conversion of the Convertible Guaranteed Bonds.

APPLICATION FOR LISTING AND DEALINGS

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms.

Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

REASONS FOR THE RIGHTS ISSUE AND THE USE OF PROCEEDS

The Directors consider that the Rights Issue will strengthen the Company's capital base and enhance the Group's financial position. The Rights Issue will, upon completion, raise immediate funds of approximately HK$382 million net of expenses of the Rights Issue (assuming no outstanding Share Options and Convertible Guaranteed Bonds are exercised before the Record Date) for the Company. The Company intends to use all the net proceeds from the Rights Issue for repayment of the Group's debts.

The Rights Issue will reduce the Group's gearing (and associated finance costs) and strengthen the Group's financial position to enhance flexibility to pursue new business opportunities, whilst allowing the Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company. The Directors consider that it is in the interests of the Company and the Shareholders as a whole to raise equity capital through the Rights Issue.

The financial impact of the Rights Issue to the Group will be detailed in the Prospectus which will be despatched to the Shareholders as soon as practicable.

PROSPECTS AND RECENT DEVELOPMENTS OF THE GROUP

The Group remains confident on the long-term prospects of Macau and believes that the Macau economy and the tourism industry will continue to grow. The Group continues to seek premium opportunities to strengthen its interests in Macau and complement its existing core businesses of shipping, hospitality and property development. In accordance with this strategy, the Group has recently entered into a conditional agreement to acquire from an independent third party the development rights of a 99,000 square meter hotel and commercial site in Taipa-Macau for a consideration of HK$500,000,000. Such acquisition will be financed by internal resources of the Group. As at the Latest Practicable Date; the agreement remained conditional. The acquisition does not constitute a notifiable transaction under the Listing Rules.

REASONS FOR THE EGM

In relation to the resolution for the increase in authorised share capital, the Directors consider this necessary to accommodate future expansion and growth of the Company, including but not limited to the Rights Issue. The authorised share capital of the Company consists of 2,000,000,000 Shares of HK$0.25 each, equivalent to HK$500,000,000. The Company currently has 1,553,947,128 issued and fully paid Shares. In addition, 224,000,000 and 59,800,000 authorised and unissued Shares are needed, potentially, for the purpose of fulfilling the Company's obligations under its outstanding Convertible Guaranteed Bonds and outstanding Share Options respectively. In effect, approximately 91.89% of the Company's authorised share capital has or might be fully utilised. Therefore the Directors propose to increase the authorised share capital of the Company from HK$500,000,000 to HK$1,000,000,000 by the creation of an additional 2,000,000,000 new Shares of HK$0.25 each in the capital of the Company.

The resolution relating to the issuance of the Rights Shares includes provisions for the exclusion of the Excluded Overseas Shareholders from the Rights Issue. The Directors consider that issuing the Rights Shares to Excluded Overseas Shareholders requires or may require compliance with regulations or other special formalities specific to each jurisdiction, the absence of which may make the Rights Issue unlawful or impractical in some of such jurisdictions. For practical reasons, the Directors propose to exclude the Excluded Overseas Shareholders from the Rights Issue and the Company will send the Prospectus to the Excluded Overseas Shareholders for their information only.

RECOMMENDATION

Having considered the terms of the Rights Issue, the Directors are of the opinion that the terms of the Rights Issue are fair and reasonable so far as the overall interests of the Company and the Shareholders are concerned. Accordingly, the Directors recommend Shareholders to vote in favour of the ordinary resolutions which will be proposed at the EGM to approve the increase in authorised share capital of the Company and the Rights Issue.

An EGM will be held at 3:00 p.m. on Monday, 29 April 2002 at Washington Room, 47th Floor, The American Club, Two Exchange Square, Central, Hong Kong to consider and, if thought fit, approve an increase in the authorised share capital of the Company and the Rights Issue. The Major Shareholders will not be precluded from voting at the EGM and will vote in favour of the ordinary resolutions.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to attend the EGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar and transfer office in Hong Kong, Central Registration Hong Kong Limited at 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong and in any event by not later than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the EGM should you so wish.

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Shun Tak Holdings Limited
Dr. Ambrose So
Company Secretary

The following is a summary of the audited consolidated profit and loss account of the Group for the three years ended 31 December 2000 extracted from the annual reports of the Group together with the audited consolidated balance sheets of the Group as at 31 December 2000 and 31 December 1999.

Consolidated Profit and Loss Account

	Note	Year ended 31 December		
		2000	**1999**	**1998**
		(HK$'000)	*(HK$'000)*	*(HK$'000)*
Turnover	2	3,295,978	2,883,194	1,168,182
Other revenues	2	38,771	57,924	6,049
Other income		47,995	43,651	45,529
		3,382,744	2,984,769	1,219,760
Cost of presold properties under development		(1,379,778)	(1,199,234)	—
Other operating costs		(1,517,660)	(1,278,847)	(1,070,698)
Operating profit before finance costs	3	485,306	506,688	149,062
Finance costs	5	(41,702)	(34,550)	(21,474)
Operating profit		443,604	472,138	127,588
Share of results of associates		69,791	56,560	13,662
Share of results of jointly controlled entities		(3,755)	(2,916)	—
Profit before taxation		509,640	525,782	141,250
Taxation	6	(65,031)	(83,489)	(25,979)
Profit after taxation		444,609	442,293	115,271
Minority interests		(166,281)	(186,004)	(5,987)
Profit attributable to shareholders		278,328	256,289	109,284
Dividends	7	(77,697)	(92,298)	(46,009)
Retained profit for the year		200,631	163,991	63,275
Earnings per share (cents) — basic	8	18.0	16.7	7.2

Consolidated Balance Sheet

	Note	At 31 December 2000 (HK$'000)	1999 (HK$'000)
Non-current assets			
Fixed assets	9	3,279,634	3,027,584
Associates	10	1,105,011	1,097,998
Joint ventures	11	369,179	480,611
Investments	12	437,325	365,849
Mortgage loans receivable		30,113	30,017
		5,221,262	5,002,059
Current assets			
Properties for/under development		9,760,913	9,460,056
Inventories	13	176,999	168,383
Presold proceeds of properties under development held by stakeholders		524,217	1,262,829
Trade & other debtors, deposits and prepayments	14	810,112	419,864
Investments	12	—	20,074
Time deposits		758,626	573,076
Cash and bank balances		113,967	39,288
		12,144,834	11,943,570
Current liabilities			
Current portion of long-term borrowings and deferred items	17 & 18	284,287	254,286
Trade & other creditors, deposits and accrued charges	14	604,210	1,261,156
Taxation		19,916	20,382
Proposed final dividend	7	46,618	76,915
		955,031	1,612,739
Net current assets		11,189,803	10,330,831
Total assets less current liabilities		16,411,065	15,332,890

Consolidated Balance Sheet *(Continued)*

	Note	At 31 December 2000 (HK$'000)	At 31 December 1999 (HK$'000)
Non-current liabilities			
Long-term borrowings	17	6,277,264	5,859,688
Provision for premium on redemption of convertible guaranteed bonds		50,689	15,284
Deferred items	18	165,342	189,837
Deferred tax	6	65,152	74,494
		6,558,447	6,139,303
Minority interests and loans	19	4,597,094	4,156,070
Net assets		5,255,524	5,037,517
Shareholders' equity			
Share capital	15	388,486	384,576
Reserves	16	4,867,038	4,652,941
		5,255,524	5,037,517

NOTES TO THE FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

a) **Basis of preparation**

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The financial statements are prepared under the historical cost convention as modified by the revaluation of investment properties and certain fixed assets.

b) **Basis of consolidation**

(i) The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to 31 December each year.

(ii) Results of subsidiaries acquired or disposed of during the year are included from the dates of acquisition or up to the dates of disposal respectively. All material inter-company transactions have been eliminated on consolidation.

c) **Goodwill or capital reserve**

Goodwill or capital reserve arising on consolidation represents the excess or deficit of cost of investment over the fair value of the attributable net assets of subsidiaries, associates and jointly controlled entities at the respective acquisition dates. Goodwill is charged to reserve in the year in which it arises. In calculating the profit or loss on disposal of interests in subsidiaries, associates and jointly controlled entities, attributable goodwill previously eliminated against reserve will be reinstated.

d) **Subsidiaries**

A company is a subsidiary if more than 50% of the issued voting capital is held long-term or if the composition of the board of directors is controlled by the Group.

e) **Associates**

An associate is an enterprise, other than a subsidiary or a joint venture, in which the Group's interest is held long-term and has significant influence including participation in financial and operation policy decisions.

The consolidated profit and loss account includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

f) **Joint ventures**

A joint venture is a contractual arrangement whereby the Group and at least one other party undertake an economic activity which is subject to joint control and none of the parties involved unilaterally has control over the economic activity.

(i) *Jointly controlled entities*

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year. In the consolidated balance sheet, interests in jointly controlled entities are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets of the jointly controlled entities.

(ii) *Jointly controlled assets*

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

g) **Revenue recognition**

Major categories of revenue are recognised in the financial statements on the following bases:

Revenue from the sale of fuel is recognised upon delivery to the customer. Revenues from ship passenger operations are recognised upon the departure of each trip of vessel. Revenues from club operations and repairing services are recognised upon provision of services. Management fees, rental income, subsidies from travel services and interest income are recognised on the accrual basis. Dividend income is recognised when the right to receive payment is established. Revenue and profit from sale of completed properties are recognised upon execution of the sale agreements. Revenue and profit on properties under development are recognised under a percentage of completion method when construction has progressed beyond the preliminary stages. The percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis is limited to the amount of sale proceeds received.

h) **Fixed assets**

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work has been completed and are intended to be held for long-term rental income generating purposes. Investment

properties are stated at their open market values based on an annual professional valuation at the balance sheet date. Surpluses arising on revaluations are credited to the investment property revaluation reserve account and deficits arising on revaluations are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account on a portfolio basis. Any subsequent revaluation surpluses are credited to the profit and loss account to the extent of the deficits previously charged. On disposal of an investment property, related revaluation surpluses or deficits previously taken to the revaluation reserve account are transferred to the profit and loss account.

(ii) *Other assets*

Land and buildings are stated at cost or directors' valuation less depreciation. Surplus on revaluation is transferred to capital reserve account. The Group has placed reliance on the provision as permitted by paragraph 72 of SSAP 17 and therefore regular revaluations on land and buildings stated at valuation are not made.

Vessels and other fixed assets are stated at cost less depreciation and provision for diminution in value, where appropriate.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets. Where in the opinion of the directors the recoverable amounts of the assets have declined below their carrying amounts, provisions are made to write down the carrying amounts of such assets to their recoverable amounts. Recoverable amounts are not determined using discounted cash flows.

The gain or loss arising from the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserve.

(iii) *Depreciation*

No amortisation or depreciation is provided on investment properties with an unexpired lease of over 20 years or property held on freehold since the valuation takes into account the state of each building at the date of valuation. Investment properties with an unexpired lease of 20 years or less are depreciated over the remaining term of the lease.

Land held on long-term, medium-term or short-term lease is amortised over the unexpired term of the lease. Buildings are depreciated on a straight line basis over 50 years or the remaining term of the lease, if shorter.

Vessels and other fixed assets are depreciated over their anticipated useful lives on a straight line basis as follows:

	Annual rates
Vessels and pontoons	5% — 16.7%
Other assets	2.5% — 33.3%

i) **Investments in securities**

Investments in securities are long-term investments other than subsidiaries, associates and jointly controlled entities and are accounted for as follows:

Investments in securities are classified as held-to-maturity securities and investment securities and are recognised as assets from the date on which the Group is bound by the contract which gives rise to them.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sale proceeds and the carrying amount of the investments.

(i) *Held-to-maturity securities*

Held-to-maturity securities are investments in debt securities which the Group has the expressed intention and ability to hold to maturity, and are stated at amortised cost less any provisions for impairment loss. Held-to-maturity securities, with the maturity dates within twelve months of the balance sheet date, are classified as current assets.

Provisions are made and recognised immediately as an expense when carrying amounts are not expected to be fully recovered, but are written back to the profit and loss account when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(ii) *Investment securities*

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are included in the balance sheet at cost less provision for diminution in value which is other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to the profit and loss account when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

j) **Properties for/under development**

Properties held for/under development for long-term purposes are shown as fixed assets and are stated at cost less provision for any permanent diminution in value. No depreciation is provided on properties held for/under development. Properties held for/under development are included under current assets when they are developed for sale and are stated at cost less provision for any anticipated losses. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period.

k) **Stock of completed properties**

Completed properties remaining unsold at year end are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development cost attributable to the unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

l) **Convertible guaranteed bonds**

Convertible guaranteed bonds are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance costs, including the premium payable upon the final redemption of the convertible guaranteed bonds, are recognised in the profit and loss account so as to produce a constant periodic rate of charge on the remaining balance of the convertible guaranteed bonds for each accounting period.

m) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis and on the weighted average method. In the case of work-in-progress, cost comprises direct material, labour and overheads attributable to bringing the work-in-progress to its present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

n) **Trade debtors**

Provision is made against trade debtors to the extent that they are considered to be doubtful. Trade debtors in the balance sheet are stated net of such provision.

o) **Deferred items**

Deferred items comprise reimbursement of the reinstatement cost and compensation received from the SAR Government and are credited to the profit and loss account on the same basis as the related assets are depreciated and amortised.

p) **Deferred tax**

Deferred tax is provided using the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

q) **Operating leases**

Rental income and expenses under operating leases are credited or charged to the profit and loss account on a straight line basis over the terms of the leases.

r) **Capitalisation of borrowing costs**

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

s) **Foreign currencies**

Monetary assets and liabilities in foreign currencies and the financial statements of overseas subsidiaries, associates and joint ventures are translated into Hong Kong dollars at approximately the market rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Exchange differences arising from translation of financial statements of overseas subsidiaries, associates and joint ventures are dealt with as a movement in reserve. All other exchange differences are included in the determination of operating profit.

t) **Related parties**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

2. TURNOVER AND REVENUE

The Group is principally engaged in the businesses of properties development and investment, shipping and related services, hospitality, property management and other investments.

	2000	**1999**
	(HK$'000)	*(HK$'000)*
Turnover		
Revenue from presold properties under development	1,712,498	1,599,988
Revenue from ship passenger operations	1,373,469	1,114,823
Revenue from sale of fuel	7,704	23,677
Revenue from club operations	44,695	—
Interest income	52,385	46,450
Rental income	22,502	22,455
Dividends from unlisted investments	14,693	7,970
Management fees and others	68,032	67,831
	3,295,978	2,883,194
Other revenues		
Compensation received in respect of a property joint venture project in Mainland China	—	33,071
Claims received	1,009	14,899
Others	37,762	9,954
	38,771	57,924
Total	3,334,749	2,941,118

3. OPERATING PROFIT BEFORE FINANCE COSTS

	2000	1999
	(HK$'000)	*(HK$'000)*
After crediting:		
Interest income	108,650	92,782
Less: Amount capitalised in properties for/under development	(56,265)	(46,332)
	52,385	46,450
Rental income less outgoings	21,201	22,079
Surplus on revaluation of investment properties	6,500	—
Dividends from unlisted investments		
— STDM	14,322	7,596
— Others	371	374
After charging:		
Cost of inventories	321,747	221,758
Staff costs	497,722	429,713
Amortisation and depreciation	180,274	160,636
Auditors' remuneration	2,990	2,749
Loss on disposal of fixed assets	3,314	5,312
Deficit on revaluation of investment properties	—	8,867
Rental of properties under operating leases	17,301	11,667
Provident fund contribution	17,872	16,083
Provision for diminution in value of investment	1,500	20,000
Loss on disposal of interests in subsidiaries	—	8,619
Professional fees on merger and reorganisation of shipping division	—	10,874
Provision for severance payment	—	23,000

4. DIRECTORS' AND SENIOR MANAGEMENT'S REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance is as follows:

	2000	1999
	(HK$'000)	*(HK$'000)*
Directors' remuneration		
Fees		
Executive directors	275	174
Independent non-executive directors	400	400
Non-executive directors	20	20
Other emoluments		
Salaries and allowances	11,555	10,241
Company portion of provident fund contribution	487	449
	12,737	11,284

Other emoluments included allowances of HK$200,000 (1999: HK$200,000) paid to independent non-executive directors.

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
Specified bands of directors' remuneration	**2000**	**1999**
HK$0 — HK$1,000,000	7	7
HK$1,000,001 — HK$1,500,000	1	2
HK$1,500,001 — HK$2,000,000	4	3
HK$2,500,001 — HK$3,000,000	—	1
HK$3,500,001 — HK$4,000,000	1	—

No directors have waived remuneration in respect of the year ended 31 December 2000. During the year, 20,000,000 share options were granted to certain directors to subscribe for ordinary shares at an exercise price of HK$1.20 per share in the Company. The options are exercisable within a period of 10 years from the date of grant. No directors had exercised options to subscribe for shares in the Company during the year. Among the five highest paid individuals in the Group, all (1999: four) are directors of the Company and the details of their remuneration have already been disclosed above. In 1999, the remuneration of the remaining individual not included above was salaries and allowances of HK$1,455,373 and Company portion of provident fund contribution of HK$65,017.

5. FINANCE COSTS

	2000 (HK$'000)	1999 (HK$'000)
Interest on bank loans and overdraft		
— wholly repayable within 5 years	371,516	352,460
— not wholly repayable within 5 years	23,388	9,814
Interest on other loans		
— wholly repayable within 5 years	17,433	—
— not wholly repayable within 5 years	—	6,682
Interest on convertible guaranteed bonds	23,149	9,993
Provision for premium on redemption of convertible guaranteed bonds	35,405	15,284
Expenses for issue of convertible guaranteed bonds	—	15,721
Interest on loans from minority shareholders	207,732	188,187
Less: Amount capitalised in properties for/under development	(636,921)	(563,591)
	41,702	34,550

6. TAXATION

a) Taxation in the consolidated profit and loss account represents:

	2000 (HK$'000)	1999 (HK$'000)
Company and subsidiaries		
Hong Kong profits tax	4,816	5,272
Overseas taxation	268	639
Deferred tax	50,642	72,770
Associates		
Hong Kong profits tax	5,191	572
Overseas taxation	4,114	4,236
	65,031	83,489

Hong Kong profits tax is provided for at the rate of 16% (1999: 16%) on the estimated assessable profits for the year.

Overseas taxation is calculated at rates of tax applicable in their respective jurisdictions.

A certain amount of the Group's profit is derived from sources outside Hong Kong and no tax is payable thereon.

b) Movement of deferred tax in the consolidated balance sheet is as follows:

	2000 (HK$'000)	1999 (HK$'000)
At 1 January	74,494	—
Net (debit)/credit for the year	(9,342)	74,494
At 31 December	65,152	74,494

The components of deferred tax liabilities of the Group provided for at the balance sheet date are as follows:

	2000 (HK$'000)	1999 (HK$'000)
Accelerated depreciation allowances	14,510	14,724
Profit recognised in respect of properties under development for sale prior to completion	50,642	59,770
	65,152	74,494

Deferred tax has not been provided for in the financial statements to the extent that the timing differences are not expected to crystallise in the foreseeable future. The revaluation surplus arising on the valuation of properties does not constitute a timing difference for taxation purposes because the realisation of the surplus would not be subject to taxation. Therefore, deferred tax related to the revaluation surplus is not considered as potential liability.

7. DIVIDENDS

	2000 (HK$'000)	1999 (HK$'000)
Interim dividend of 2 cents on 1,553,947,128 shares (1999: 1 cent on 1,538,304,803 shares)	31,079	15,383
Proposed final dividend of 3 cents on 1,553,947,128 shares (1999: 5 cents on 1,538,304,803 shares)	46,618	76,915
	77,697	92,298

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to shareholders and on the weighted average of 1,546,750,696 shares (1999: 1,535,997,610 shares) in issue during the year.

Diluted earnings per share is not shown because the potential ordinary shares have no dilutive effect.

9. FIXED ASSETS

	Investment properties (HK$'000)	Land and buildings (HK$'000)	Properties under development (HK$'000)	Vessels and pontoons (HK$'000)	Other assets (HK$'000)	Total (HK$'000)
Cost or valuation						
At 1 January 2000	262,500	534,269	960,008	1,954,890	743,054	4,454,721
Additions/transfers	—	—	358,530	20,863	39,049	418,442
Acquisition of subsidiaries	—	—	—	16,104	—	16,104
Disposals/transfers	—	—	—	—	(11,530)	(11,530)
Surplus on revaluation	6,500	—	—	—	—	6,500
At 31 December 2000	269,000	534,269	1,318,538	1,991,857	770,573	4,884,237
Amortisation and depreciation						
At 1 January 2000	—	183,225	—	819,540	424,372	1,427,137
Charge for the year	—	29,243	—	91,518	59,513	180,274
Acquisition of subsidiaries	—	—	—	3,579	—	3,579
Written back on disposal	—	—	—	—	(6,387)	(6,387)
At 31 December 2000	—	212,468	—	914,637	477,498	1,604,603
Net book value						
At 31 December 2000	269,000	321,801	1,318,538	1,077,220	293,075	3,279,634
At 31 December 1999	262,500	351,044	960,008	1,135,350	318,682	3,027,584

Other assets of the Group comprised mainly of furniture, fixtures and repairable spare parts of vessels.

Analysis of cost and valuation of the Group's investment properties, land and buildings and properties under development at 31 December 2000 is as follows:

	Held in Hong Kong			Held outside Hong Kong		
	(long lease) (HK$'000)	(medium lease) (HK$'000)	(short lease) (HK$'000)	(medium lease) (HK$'000)	(freehold) (HK$'000)	Total (HK$'000)
Investment properties						
Based on 2000 professional valuation	215,000	10,000	—	—	44,000	269,000
Land and buildings						
Based on directors' valuation in 1989	80,080	—	—	—	—	80,080
At cost	13,369	—	418,644	22,176	—	454,189
	93,449	—	418,644	22,176	—	534,269
Properties under development						
At cost	—	1,318,538	—	—	—	1,318,538

All the investment properties are held for rental income under operating leases.

The investment properties were revalued on the open market value basis at 31 December 2000 by FPDSavills (Hong Kong) Limited, an independent professional valuer.

All other assets are stated at cost or valuation less accumulated depreciation.

Properties under development included finance costs capitalised during the year of HK$58,425,000 (1999: HK$21,658,000).

10. ASSOCIATES

	2000 (HK$'000)	1999 (HK$'000)
Share of net assets	541,426	511,860
Net discount on acquisition of associates	(175,983)	(198,700)
	365,443	313,160
Subordinated loans	64,499	69,346
Amount due by associates	697,920	718,343
Amount due to associates	(22,851)	(2,851)
	739,568	784,838
	1,105,011	1,097,998

The Group's share of associates' profit after taxation for the year amounted to HK$60,486,000 (1999: HK$51,752,000).

11. JOINT VENTURES

	2000 (HK$'000)	1999 (HK$'000)
Jointly controlled entities		
Share of net assets	220,915	236,817
Amount due by jointly controlled entities	148,264	243,794
	369,179	480,611

Please refer to note 22 for details of capital commitments in respect of joint ventures.

12. INVESTMENTS

	2000 (HK$'000)	1999 (HK$'000)
Held-to-maturity securities, unlisted	—	20,074
Investment securities		
Unlisted shares less provision	406,167	333,264
Interest in joint venture in Mainland China less provision	2,629	4,129
Loans	28,389	28,316
	437,185	365,709
Club debentures, at cost	140	140
Total	437,325	385,923
Less: Current portion included in current assets	—	(20,074)
	437,325	365,849

13. INVENTORIES

	2000 (HK$'000)	1999 (HK$'000)
Stocks of completed properties for sale	51,518	51,518
Stocks*	125,375	116,169
Work-in-progress	106	696
	176,999	168,383

* Stocks comprised mainly of spare parts HK$122,606,000 (1999: HK$114,103,000).

14. TRADE DEBTORS AND CREDITORS — AGEING ANALYSIS

The Group maintain a defined credit policy on trade debtors. The ageing analysis of trade debtors was as follows:

	2000	1999
	(HK$'000)	*(HK$'000)*
0 — 30 days	70,850	79,321
31 — 60 days	15,313	14,749
61 — 90 days	7,581	5,340
over 90 days	46,023	30,132
	139,767	129,542

The ageing analysis of trade creditors was as follows:

	2000	1999
	(HK$'000)	*(HK$'000)*
0 — 30 days	238,549	242,130
31 — 60 days	8,485	8,164
61 — 90 days	46	401
over 90 days	1,123	2,161
	248,203	252,856

15. SHARE CAPITAL

	Number of shares	2000	1999
		(HK$'000)	*(HK$'000)*
Authorised			
Ordinary shares of $0.25 each	2,000,000,000	500,000	500,000
Issued and fully paid			
Ordinary shares of $0.25 each			
At 1 January	1,538,304,803	384,576	383,407
Repurchases of shares	(974,000)	(244)	—
Issue of scrip dividends	16,616,325	4,154	1,169
At 31 December	1,553,947,128	388,486	384,576

At 31 December 2000, the Company had outstanding options granted to directors and employees of the Company to subscribe for 61,600,000 shares of the Company (including 30,800,000 shares at option price of HK$5.18 per share; 1,000,000 shares at HK$5.36 per share; 5,200,000 shares at HK$3.48 per share and 24,600,000 shares at HK$1.20 per share). From the date of grant, the options are exercisable within a period of five years for those granted to employees and a period of ten years for those granted to directors. During the year, 24,600,000 share options were granted at HK$1.20 per share.

In May 2000, the Company purchased 974,000 of its own shares in an aggregate consideration of HK$893,000 on The Stock Exchange of Hong Kong Limited at prices ranging from HK$0.80 to HK$0.98 per share. The shares were redeemed by the Company. An amount of HK$244,000 representing the nominal value of the Company's shares repurchased by the Company was transferred from retained profits to capital redemption reserve and an amount of HK$649,000 representing premium and brokerage expenses on the repurchases was charged against retained profits as shown in note 16 to the financial statements.

16. RESERVES

	2000 (HK$'000)	1999 (HK$'000)
Capital reserve account		
At 1 January	125,322	182,190
Goodwill on consolidation written off	—	(56,868)
Reserve on acquisition of subsidiaries	247	—
At 31 December	125,569	125,322
Investment property revaluation reserve account		
At 1 January	—	146,295
Realised upon disposal of an associate	—	(148,162)
Deficit to profit and loss account	—	1,867
At 31 December	—	—
Share premium account		
At 1 January	3,497,120	3,487,491
Issue of scrip dividend	13,445	9,629
At 31 December	3,510,565	3,497,120
Capital redemption reserve account		
At 1 January	4,775	4,775
Transfer from profit and loss account	244	—
At 31 December	5,019	4,775
Exchange reserve account		
At 1 January	3,871	6,031
Exchange translation differences	423	380
Realised upon disposal of a subsidiary	—	(2,540)
At 31 December	4,294	3,871
Profit and loss account		
At 1 January	1,021,853	857,862
Profit for the year	278,328	256,289
	1,300,181	1,114,151
Transfer to capital redemption reserve account	(244)	—
Premium and brokerage expenses paid on shares repurchased	(649)	—
Dividends	(77,697)	(92,298)
At 31 December	1,221,591	1,021,853
	4,867,038	4,652,941

At the balance sheet date, reserves of the Company available for distribution to shareholders, as calculated under Section 79B of the Companies Ordinance, amounted to HK$611,450,000 (1999: HK$518,377,000).

The profits retained by the Group are analysed as follows:

	Company and subsidiaries (HK$'000)	Associates (HK$'000)	Jointly controlled entities (HK$'000)	Total (HK$'000)
Retained profits at 31 December 2000	1,077,712	159,444	(15,565)	1,221,591
Retained profits at 31 December 1999	894,310	130,459	(2,916)	1,021,853

17. LONG-TERM BORROWINGS

	2000 (HK$'000)	1999 (HK$'000)
Bank loans repayable within a period		
Not exceeding 1 year	259,792	229,791
More than 1 year but not exceeding 2 years	3,354,800	1,719,791
More than 2 years but not exceeding 5 years	2,073,650	3,274,133
More than 5 years	49,226	88,609
Less: Current portion included in current liabilities	(259,792)	(229,791)
Subtotal	5,477,676	5,082,533
Other loans repayable within a period		
More than 2 years but not exceeding 5 years	251,388	—
More than 5 years	5,000	233,955
Subtotal	256,388	233,955
Convertible guaranteed bonds	543,200	543,200
Total	6,277,264	5,859,688
Represented by:		
Bank loans *(Note a)*	5,737,468	5,312,324
Other loans *(Note b)*	256,388	233,955
Convertible guaranteed bonds *(Note c)*	543,200	543,200
Less: Current portion included in current liabilities	(259,792)	(229,791)
Total	6,277,264	5,859,688

Notes:

a) Bank loans to the extent of HK$4,017,468,000 (1999: HK$3,582,325,000) are secured by charges on certain assets of the Group including properties for/under development of HK$10,214,438,000 and vessels of HK$804,863,000 (1999: HK$8,350,922,000 and HK$864,751,000 respectively). The balance is secured by corporate guarantee of the Company. Bank loans to the extent of HK$1,245,963,000 (1999: HK$556,325,000) are repayable by instalments.

b) Other loans are unsecured and amount to the extent of HK$251,388,000 (1999: HK$233,955,000) is interest bearing at HIBOR + 1.25% while the balance is non-interest bearing.

c) In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds to finance the land premium and development costs of Cheung Sha Wan Shipyards redevelopment project. The bonds carry interest at 4.25% per annum payable annually in arrear. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$0.25 each of the Company at a conversion price of HK$2.425 per share, subject to adjustment, with a fixed exchange rate of US$1.00 = HK$7.76 at any time between 27 July 1999 and 20 July 2004. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 27 July 2004 at 132.5% of their principal amount plus accrued interest. Provision for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge over the term of the bonds.

18. DEFERRED ITEMS

	2000 *(HK$'000)*	**1999** *(HK$'000)*
Shipyard relocation in respect of reinstatement cost and land premium on lease less amount amortised		
At 1 January	214,332	238,827
Less: Amount amortised	(24,495)	(24,495)
	189,837	214,332
Less: Current portion included in current liabilities	(24,495)	(24,495)
At 31 December	165,342	189,837

Up to 31 December 2000, reinstatement cost and compensation received of HK$367,426,000 (1999: HK$367,426,000) incurred by the Group for relocating the Group's shipyard have been capitalised as fixed assets.

The reimbursement and compensation received are deferred and amortised to the profit and loss account on the same basis as the related fixed assets are amortised and depreciated. The amount to be amortised in the year ending 31 December 2001 is classified under current liabilities.

19. MINORITY INTERESTS AND LOANS

	2000	1999
	(HK$'000)	*(HK$'000)*
Share of equity	579,434	425,264
Loans from minority shareholders	4,017,660	3,730,806
	4,597,094	4,156,070

Loans from minority shareholders are unsecured and have no specific repayment terms. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$2,886,362,000 (1999: HK$2,762,251,000) is interest bearing at HIBOR + 1.25% while the balance is non-interest bearing.

20. PROVIDENT FUND SCHEME

Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group has established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing provident fund schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF scheme, both the Group and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Apart from the MPF scheme, the Group has two defined contribution fund schemes covering all qualified staff who joined the Group before 2 August 2000 and elected not to switch to the MPF scheme. The Group and its employees are each required to make contributions to the schemes calculated at 5% of the employees' basic salaries on a monthly basis.

The assets held under the MPF scheme and other defined contribution fund schemes are managed by independent trustees. The Group's contributions charged to the profit and loss account for the year ended 31 December 2000 were HK$17,872,000 (1999: HK$16,083,000). Under the defined contribution fund schemes, forfeitures of employer's contributions of HK$902,000 (1999: HK$199,000) resulting from leaving scheme members were applied to reduce the Group's contribution for the year. At the balance sheet date, forfeited contributions of HK$17,584,000 (1999: HK$17,633,000) were available to the Group to reduce the contributions to the scheme in future.

21. JOINTLY CONTROLLED ASSETS

At the balance sheet date, the aggregate amounts of assets and liabilities recognised in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	2000	1999
	(HK$'000)	*(HK$'000)*
Assets		
Properties under development	1,458,566	1,235,548
Debtors and deposits	3,784	459
Cash and bank balances	10,978	535
	1,473,328	1,236,542
Liabilities		
Loan from joint venture partner	251,388	233,955
Creditors and accrued charges	26,717	1,746
Bank loan	545,505	—
	823,610	235,701

22. COMMITMENTS

(a) *Capital commitments*

	2000	1999
	(HK$'000)	*(HK$'000)*
Contracted but not provided for		
Capital expenditure	2,271	3,814
Investment in associates	64,052	87,737
	66,323	91,551
Authorised but not contracted for		
Capital expenditure	3,159	4,221
Investment in associates	44,584	—
	47,743	4,221

In addition to the above, the Group's share of capital commitments of the joint ventures themselves are as follows:

	2000 (HK$'000)	1999 (HK$'000)
Contracted but not provided for	30,761	48,568
Authorised but not contracted for	3,500	40,456
	34,261	89,024

(b) *Lease commitments*

At 31 December 2000, amounts payable in the following year in respect of leases of office, staff quarters, piers and club premises were as follows:

	2000 (HK$'000)	1999 (HK$'000)
Leases which expire:		
within one year	4,459	2,970
in the second to fifth years inclusive	8,043	3,382
	12,502	6,352

(c) At the balance sheet date, the Group had commitments under various contracts, entered into in the normal course of business, to complete property development projects to a total value of approximately HK$519,073,000 (1999: HK$1,119,383,000) out of which approximately HK$65,827,000 (1999: HK$27,528,000) was related to the jointly controlled assets.

23. CONTINGENT LIABILITIES

	2000 (HK$'000)	1999 (HK$'000)
Letters of credit outstanding	799	770
Deferred tax liabilities not provided for	6,773	3,092

24. RELATED PARTY TRANSACTIONS

i) Details of significant related party transactions which were carried out on normal commercial terms and in the ordinary course of the Group's business are as follows:

	Notes	**2000** *(HK$'000)*	**1999** *(HK$'000)*
Significant transactions with Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM)	(a)		
Dividend received from STDM		14,322	7,596
Subsidies received from STDM		24,708	7,121
Ship tickets sold to STDM		334,260	289,667
Discount and commission paid to STDM for sale of ship tickets		57,503	22,794
Management and incentive fees received from STDM for hotel management		17,804	14,423
Fuel purchased from STDM in Macau for shipping operations		83,933	44,687
Income collected by STDM for sale of ship tickets and related services in Macau		337,385	317,541
Amount reimbursed to STDM for expenses incurred in respect of TurboJET operations in Macau		150,641	158,199
Deposits placed with Seng Heng Bank Ltd., a subsidiary to STDM		150,000	135,000
Charter hire received from STDM		45,672	—
Significant transactions with China Travel Services (Hong Kong) Ltd. (CTSHK)	(b)		
Commission paid to CTSHK for sale of ship tickets		25,736	14,565
Income collected by CTSHK for sale of ship tickets and related services		226,121	96,425
Amount reimbursed to CTSHK for expenses incurred in respect of shipping operations		16,923	3,173
Amount reimbursed by Shun Tak Shipping Co., Ltd. and its associates (STS) for expenses and resources shared by STS	(a)	36,887	25,376
Rental and related service fees for lease of land and buildings received from an associate		4,915	4,740
Rental and related service fees for lease of land and buildings paid to Shun Tak Centre Ltd. (STC)	(c)	8,645	10,263
Interest income received from associates		29,682	29,210
Interest expenses paid to minority shareholders of a subsidiary		207,732	188,187
Interest expenses paid to a joint venture partner		17,432	6,682
Sales commission paid to a minority shareholder of a subsidiary		2,946	16,300
Insurance premium paid to an associate		15,976	16,444
Fuel sold to associates		—	23,528

Notes:

(a) Dr. Stanley Ho and Dr. Cheng Yu Tung, directors of the Company, are also directors and have direct and/or indirect beneficial interests in STDM and STS. Mrs. Mok Ho Yuen Wing, Louise, director of the Company, has beneficial interests in STS. STS is a substantial shareholder of the Company.

(b) CTSHK is a fellow subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.

(c) STC is beneficially owned by Dr. Stanley Ho, STDM and New World Development Company Limited (NWD). Dr. Cheng Yu Tung is the Chairman and a principal shareholder of NWD.

ii) Certain related party transactions are also disclosed under "Connected Transactions" in the Report of Directors for the year ended 31 December 2000.

iii) Amounts due to/by associates, joint ventures, minority shareholders and joint venture partner are disclosed in notes 10, 11, 19 and 21 to the financial statements.

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

The following information are extracted from the interim report of the Group for the six months ended 30 June 2001.

Condensed Consolidated Profit and Loss Account

		Six months ended 30 June	
		(Unaudited)	(Unaudited)
	Note	2001	2000
		(HK$'000)	*(HK$'000)*
Turnover	2	2,646,789	1,336,335
Other revenues		28,779	4,167
Other income		24,316	22,663
		2,699,884	1,363,165
Cost of properties sold		(1,655,526)	(420,779)
Other operating costs		(723,155)	(716,857)
Operating profit before finance costs	3	321,203	225,529
Finance costs	4	(65,558)	(21,222)
Operating profit	2	255,645	204,307
Share of results of associates		(6,344)	19,044
Share of results of jointly controlled entities		(6,002)	(408)
Profit before taxation		243,299	222,943
Taxation	5	(33,602)	(31,946)
Profit after taxation		209,697	190,997
Minority interests		(89,086)	(74,960)
Profit attributable to shareholders		120,611	116,037
Interim dividends	6	31,079	31,079
Earnings per share (cents)			
— basic	7	7.8	7.5

Condensed Consolidated Balance Sheet

	Note	(Unaudited) At 30 June 2001 (HK$'000)	(Audited and restated) At 31 December 2000 (HK$'000)
Non-current assets			
Fixed assets	8	3,250,443	3,279,634
Associates		1,065,111	1,105,011
Joint ventures		368,744	369,179
Investments		468,795	437,325
Mortgage loans receivable		26,304	30,113
		5,179,397	5,221,262
Current assets			
Properties for/under development		6,937,825	9,760,913
Inventories	8	2,103,986	176,999
Sale proceeds of properties held by stakeholders		58,606	524,217
Trade & other debtors, deposits and prepayments	9	1,803,480	810,112
Time deposits		326,939	758,626
Cash and bank balances		62,904	113,967
		11,293,740	12,144,834
Current liabilities			
Current portion of long-term borrowings and deferred items		2,438,151	284,287
Trade & other creditors, deposits and accrued charges	9	479,741	604,210
Taxation		79,640	19,916
		2,997,532	908,413
Net current assets		8,296,208	11,236,421
Total assets less current liabilities		13,475,605	16,457,683

Condensed Consolidated Balance Sheet *(continued)*

	Note	**(Unaudited) At 30 June 2001** *(HK$'000)*	**(Audited and restated) At 31 December 2000** *(HK$'000)*
Non-current liabilities			
Long-term borrowings		3,017,494	6,277,264
Provision for premium on redemption of convertible guaranteed bonds		68,198	50,689
Deferred items		153,094	165,342
Deferred tax		38,662	65,152
		3,277,448	6,558,447
Minority interests and loans		4,822,022	4,597,094
Net assets		5,376,135	5,302,142
Shareholders' equity			
Share capital	10	388,486	388,486
Reserves	11	4,956,570	4,867,038
Proposed dividends	11	31,079	46,618
		5,376,135	5,302,142

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention and in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25"), except that comparative figures are not presented for the cash flow statement, being the first cash flow statement to be included in the interim financial statements relating to accounting periods ended on or after 1 July 2000. Such departure from SSAP 25 is permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2000 with the exception of the changes in the accounting policies for goodwill and proposed dividends as follows:

(a) **Goodwill**

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. In previous years, goodwill was charged to the reserve in the year in which it arose. With the introduction of SSAP 30 "Business combinations", the Group has adopted the transitional provisions prescribed therein. All goodwill and negative goodwill arising from earlier acquisitions before 1 January 2001 will continue to be held in the reserve and no reinstatement has been made. Impairment losses of HK$4,733,000 related to periods prior to 1 January 2000 have been dealt with retrospectively. Therefore, there is no impact in the Group's net assets as at 30 June 2001 and its profit attributable to shareholders for both periods presented.

New goodwill incurred after 1 January 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight-line basis over its estimated useful economic life. Subsequent impairment loss arising on such goodwill will be recognised in the profit and loss account.

(b) **Proposed dividends**

In accordance with the revised SSAP 9 "Events after the balance sheet date", the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. A separate component of equity, 'Proposed dividends' has been added on the face of the balance sheet to specify the provision for the 2000 proposed final dividend of HK$46,618,000 which was previously recorded as a liability as at 31 December 2000. A corresponding decrease of HK$46,618,000 in current liabilities has been reflected in the comparative figures presented in 31 December 2000 balance sheet.

2. SEGMENT INFORMATION

An analysis of the Group's turnover and operating profit by business and geographical segment is outlined below:

	For the six months ended 30 June			
	Turnover		Operating profit/(loss)	
	2001	2000	2001	2000
	(HK$'000)	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*
By business segment:				
Shipping	683,767	705,132	76,297	69,779
Property	1,912,854	577,684	183,339	137,309
Hospitality	30,407	33,103	342	2,372
Investment & others	19,761	20,416	(4,333)	(5,153)
	2,646,789	1,336,335	255,645	204,307
By geographical segment:				
Hong Kong	2,281,221	969,480	191,929	142,160
Macau	336,483	338,458	61,916	60,024
Others	29,085	28,397	1,800	2,123
	2,646,789	1,336,335	255,645	204,307

3. OPERATING PROFIT BEFORE FINANCE COSTS

	For the six months ended 30 June	
	2001	2000
	(HK$'000)	*(HK$'000)*
After crediting:		
Interest income	31,648	59,013
Less: Amount capitalised in properties for/under development	(6,648)	(33,490)
	25,000	25,523
Rental income less outgoings	9,769	10,927
Dividends from unlisted investments	146	146
After charging:		
Cost of inventories	142,163	147,993
Staff costs	245,939	240,312
Amortisation and depreciation	90,105	89,370

4. FINANCE COSTS

	For the six months ended 30 June	
	2001	2000
	(HK$'000)	*(HK$'000)*
Total finance costs incurred	283,297	336,409
Less: Amount capitalised in properties for/ under development	(217,739)	(315,187)
Total finance costs expensed during the period	65,558	21,222

5. TAXATION

	For the six months ended 30 June	
	2001	2000
	(HK$'000)	*(HK$'000)*
Company and subsidiaries		
Hong Kong profits tax	15,552	7,308
Overseas tax	99	(35)
Deferred tax	17,440	20,981
Associates		
Hong Kong profits tax	165	1,953
Overseas tax	346	1,739
	33,602	31,946

Hong Kong profits tax is provided for at the rate of 16% (2000: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

6. INTERIM DIVIDENDS

	For the six months ended 30 June	
	2001	2000
	(HK$'000)	*(HK$'000)*
Interim dividend of 2 cents on 1,553,947,128 shares (2000: 2 cents on 1,553,947,128 shares)	31,079	31,079

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to shareholders and on the weighted average of 1,553,947,128 shares (2000: 1,539,475,181 shares) in issue during the period. Diluted earnings per share is not shown as the potential ordinary shares have no dilutive effect.

8. FIXED ASSETS AND INVENTORIES

During the period, additions to fixed assets and inventories mainly consist of investment properties of HK$50,625,000 and stocks of completed properties for sale of HK$1,923,710,000.

9. TRADE DEBTORS AND CREDITORS — AGEING ANALYSIS

The Group maintains a defined credit policy on its trade debtors. The ageing analysis of trade debtors was as follows:

	30 June 2001 (HK$'000)	31 December 2000 (HK$'000)
0 — 30 days	68,108	70,850
31 — 60 days	31,726	15,313
61 — 90 days	2,822	7,581
over 90 days	72,384	46,023
	175,040	139,767

The ageing analysis of trade creditors was as follows:

	30 June 2001 (HK$'000)	31 December 2000 (HK$'000)
0 — 30 days	155,064	238,549
31 — 60 days	1,623	8,485
61 — 90 days	6	46
over 90 days	4,540	1,123
	161,233	248,203

10. SHARE CAPITAL

	Number of shares	30 June 2001 (HK$'000)	31 December 2000 (HK$'000)
Authorised			
Ordinary shares of $0.25 each	2,000,000,000	500,000	500,000
Issued and fully paid			
Ordinary shares of $0.25 each	1,553,947,128	388,486	388,486

11. RESERVES AND PROPOSED DIVIDENDS

	Capital reserve account (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Total (HK$'000)	Proposed dividends (HK$'000)
At 1 January 2001							
— as originally stated	125,569	3,510,565	5,019	4,294	1,221,591	4,867,038	—
— prior period adjustment *(note 1)*	4,733	—	—	—	(4,733)	—	46,618
— as restated	130,302	3,510,565	5,019	4,294	1,216,858	4,867,038	46,618
Profit for the period	—	—	—	—	120,611	120,611	—
2000 final dividend	—	—	—	—	—	—	(46,618)
2001 interim dividend	—	—	—	—	(31,079)	(31,079)	31,079
At 30 June 2001	130,302	3,510,565	5,019	4,294	1,306,390	4,956,570	31,079

12. PLEDGE OF ASSETS

At 30 June 2001, certain assets of the Group with aggregate carrying value of HK$10,129,696,000 (at 31 December 2000: HK$11,019,301,000) were pledged to secure bank loan facilities.

13. COMMITMENTS

(a) Capital commitments

	30 June 2001 (HK$'000)	31 December 2000 (HK$'000)
Contracted but not provided for		
Capital expenditure	2,023	2,271
Investment in associates	41,248	64,052
	43,271	66,323
Authorised but not contracted for		
Capital expenditure	5,088	3,159
Investment in associates	64,000	44,584
	69,088	47,743

In addition to the above, the Group's share of capital commitments of the joint ventures themselves are as follows:

	30 June 2001 (HK$'000)	31 December 2000 (HK$'000)
Contracted but not provided for	29,686	30,761
Authorised but not contracted for	7,664	3,500
	37,350	34,261

(b) At 30 June 2001, the Group had commitments under various contracts, entered into in the normal course of business, to complete property development projects to a total value of approximately HK$1,467,784,000 (at 31 December 2000: HK$519,073,000) out of which approximately HK$1,200,488,000 (at 31 December 2000: HK$65,827,000) was related to the jointly controlled assets.

14. CONTINGENCIES

There have been no material changes in contingent liabilities of the Group since 31 December 2000.

15. RELATED PARTY TRANSACTIONS

	For the six months ended 30 June	
	2001	2000
	(HK$'000)	*(HK$'000)*
Significant transactions with Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM)		
Subsidies received from STDM	12,890	11,611
Ship tickets sold to STDM	174,229	169,025
Discount and commission paid to STDM for sale of ship tickets	29,026	27,957
Management and incentive fees received from STDM for hotel management	10,011	7,985
Fuel purchased from STDM in Macau for shipping operations	40,347	35,554
Income collected by STDM for sale of ship tickets and related services in Macau	148,982	172,567
Amount reimbursed to STDM for expenses incurred in respect of TurboJET operations in Macau	75,106	71,737
Charter hire income received from STDM	46,155	—
Significant transactions with China Travel Services (Hong Kong) Ltd. (CTSHK)		
Commission paid to CTSHK for sale of ship tickets	12,447	12,613
Income collected by CTSHK for sale of ship tickets and related services	101,394	114,796
Amount reimbursed to CTSHK for expenses incurred in respect of shipping operations	8,292	8,748
Amount reimbursed by Shun Tak Shipping Co., Ltd. and its associates (STS) for expenses and resources shared by STS	18,156	18,774
Rental and related service fees for lease of land and buildings received from an associate	2,475	2,440
Rental and related service fees for lease of land and buildings paid to Shun Tak Centre Ltd.	3,055	1,637
Interest income received from associates	14,412	14,664
Interest expenses paid to minority shareholders of a subsidiary	83,772	103,150
Interest expenses paid to a joint venture partner	8,335	8,760
Sales commission paid to a minority shareholder of a subsidiary	19,214	—
Insurance premium paid to an associate	11,006	8,528
Construction cost paid to an associate	47,678	—

The above transactions were conducted in accordance with the terms as disclosed in the last annual report.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company following completion of the Rights Issue (assuming the Rights Issue becomes unconditional) will be as follows:

Authorised:		*HK$*
2,000,000,000	Shares as at the Latest Practicable Date	500,000,000
2,000,000,000	Increase in authorised capital at EGM *(Note 1)*	500,000,000
4,000,000,000	Shares following the EGM	1,000,000,000

Shares issued and to be issued as fully-paid or credited as fully-paid:

1,553,947,128	Shares as at the Latest Practicable Date	388,486,782
388,486,782	Shares to be issued under the Rights Issue *(Note 2)*	97,121,696
1,942,433,910	Shares in issue immediately following the Completion of the Rights Issue *(Note 2)*	485,608,478

Notes:

1. Assuming the Shareholders will approve the resolution to increase the authorised share capital of the Company at the EGM.

2. There are outstanding Share Options granted carrying the rights to subscribe up to an aggregate of 59,800,000 Shares, inclusive of 30,000,000 Share Options being held by Dr. Stanley Ho who has indicated that he will not exercise his Share Options on or before the Record Date. In addition, there are Convertible Guaranteed Bonds entitling the holders thereof to convert up to 224,000,000 shares in aggregate. Assuming conversion in full of the outstanding Convertible Guaranteed Bonds and exercise in full of the Share Options, other than those being held by Dr. Stanley Ho, on or before the Record Date, a total of 1,807,747,128 Shares will be in issue and 451,936,782 Rights Shares will be issued.

Save as described in this circular, as at the Latest Practicable Date, no capital of any member of the Group is under option or agreed conditionally or unconditionally to be put under option.

3. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company or its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Stock Exchange and the Company, pursuant to Section 28 of the SDI Ordinance, including interests which they are deemed or taken to have under Section 31 or Part I of the Schedule of the SDI Ordinance, or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

a) *Interests of Directors in the Company*

	Ordinary shares of HK$0.25 each		
Name of Director	**Personal Interests**	**Family Interests**	**Corporate Interests**
Stanley Ho *(Note)*	240,517,502	4,915,780	36,285,523
Sir Roger Lobo	—	—	—
Robert Kwan	—	—	—
Cheng Yu Tung	—	—	—
Mok Ho Yuen Wing, Louise	266,102	—	—
Pansy Ho	8,835,045	—	—
Daisy Ho	9,249,802	—	—
Ambrose So	8,325,000	—	—
Patrick Huen	48,000	—	—
Andrew Tse	2,325,000	—	—
Anthony Chan	8,025,000	—	—
Maisy Ho	—	—	—

Note: Dr. Stanley Ho has beneficial interests in Sharikat Investments Ltd. and Dareset Ltd., which beneficially owned 11,446,536 and 24,838,987 Shares respectively.

b) *Interests of Directors in subsidiaries*

Name of Director	Name of Subsidiaries	Personal Interests	Corporate Interests
Stanley Ho	Shun Tak Cultural Centre Ltd.	—	4 ordinary shares (or 40%)
	Stabilo Ltd.	560 ordinary shares (or 11.2%)	—
Ambrose So	Stabilo Ltd.	72 ordinary shares (or 1.44%)	—
Patrick Huen	Stabilo Ltd.	68 ordinary shares (or 1.36%)	—
Andrew Tse	Stabilo Ltd.	68 ordinary shares (or 1.36%)	—
Anthony Chan	Stabilo Ltd.	32 ordinary shares (or 0.64%)	—

Certain nominee shares in subsidiaries were held by Dr. Ambrose So, Mr. Andrew Tse, Mr. Patrick Huen, Ms. Pansy Ho and Ms. Daisy Ho in trust for the Company or its subsidiaries.

c) *Interests of Directors in an associate*

Dr. Stanley Ho owns 1 ordinary share (representing a 10% interest) in South Light Ltd. as his personal interest.

d) *Share Options*

As at the Latest Practicable Date, details of Share Options granted to Directors under the share option scheme of the Company are as follows:

Grantee	Date of Grant	Exercise Period	Exercise Price per Share	Number of Share Options as at the Latest Practicable Date
Stanley Ho	10 June 1993	10 June 1993 to 9 June 2003	$5.18	30,000,000
Pansy Ho	24 March 1995	24 March 1995 to 23 March 2005	$3.48	2,500,000
	3 January 2000	3 January 2000 to 2 January 2010	$1.20	10,000,000
Daisy Ho	24 March 1995	24 March 1995 to 23 March 2005	$3.48	2,700,000
	3 January 2000	3 January 2000 to 2 January 2010	$1.20	10,000,000
Maisy Ho	3 January 2000	3 January 2000 to 2 January 2010	$1.20	3,000,000

e) *Substantial Shareholders*

As at the Latest Practicable Date, the register of substantial Shareholders maintained under Section 16(1) of the SDI Ordinance showed that other than Dr. Stanley Ho whose interests are set out above, the following Shareholder was interested in 10% or more of the issued share capital of the Company:

Name of Shareholder	No. of ordinary Shares held
Shun Tak Shipping Co., Ltd. and its subsidiaries *(Note)*	598,030,322

Note: Dr. Stanley Ho, Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise have beneficial interests in Shun Tak Shipping Co., Ltd.

Save as disclosed above, no other person has notified the Company as having any interest representing 10% or more of the Company's issued share capital.

4. DIRECTORS

Dr. Stanley Ho, O.B.E., Group Executive Chairman, aged 80. The Group's founder and executive chairman, Dr. Ho has been a Director of the Company since its incorporation in 1972. He is also a director of Shun Tak Shipping Company, Limited* and chairman of the publicly-listed Melco International Development Limited.

Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also chairman of the board of directors of The University of Hong Kong Foundation for Educational Development and Research, a member of the Court and Council of The University of Hong Kong and a founding member of the Court of The Hong Kong Polytechnic University.

He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees of the Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

In Macau, Dr. Ho is managing director of both Sociedade de Turismo e Diversões de Macau, S.A.R.L. and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of CAM — Macau International Airport Company Limited, chairman of Seng Heng Bank Limited and chairman of Macau Jockey Club.

Dr. Ho is a Standing Committee member of the 9th National Committee of the Chinese People's Political Consultative Conference.

Sir Roger Lobo, C.B.E., LL.D., J.P., Independent Non-Executive Director, aged 79. Sir Roger Lobo was appointed independent non-executive director in 1994. He is vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. Sir Roger is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong.

Mr. Robert Kwan, M.A.(CANTAB), F.C.A., F.H.K.S.A., C.P.A., J.P., Independent Non-Executive Director, aged 65. Mr. Kwan was appointed independent non-executive director in 1994. He is chairman of Deloitte Touche Tohmatsu Certified Public Accountants.

Dr. Cheng Yu Tung, Non-Executive Director, aged 76. Dr. Cheng has served as a director of the Company since 1982 and is also a director of Shun Tak Shipping Company, Limited*. He is vice president of The Real Estate Developers Association of Hong Kong and a director of the Chinese Gold & Silver Exchange Advisory Committee. Dr. Cheng is chairman of New World Development Company Limited, chairman of Chow Tai Fook Jewellery Company Limited, a director of Hang Seng Bank Limited and a member of the board of trustees of the Better Hong Kong Foundation.

* Shun Tak Shipping Company, Limited is a substantial shareholder of the Company

Mrs. Mok Ho Yuen Wing, Louise, Non-Executive Director, aged 73. Mrs. Mok, sister of the Group executive chairman, Dr. Stanley Ho, was appointed non-executive director in March 1999. Mrs. Mok is a Supervisory Committee Member of Sociedade de Turismo e Diversões de Macau, S.A.R.L.

Ms. Pansy Ho, Managing Director, aged 39. Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, was appointed executive director when she joined the Group in January 1995. Ms. Ho was appointed Managing Director in June 1999.

In addition to serving as executive director of Air Macau Company Limited, she is a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L. She is also a committee member of The Chinese People's Political Consultative Conference of Guangdong Province and founding honorary advisor and board director of The University of Hong Kong Foundation for Educational Development & Research and advisory council member of The Better Hong Kong Foundation.

Besides overseeing the overall strategic development and management of the Group, she is also the Chief Executive Officer and director of Shun Tak — China Travel Shipping Investments Ltd. and is directly in charge of the Group's shipping operations.

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara.

Ms. Daisy Ho, Deputy Managing Director, aged 37. Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in January 1994 and was appointed executive director in October of the same year. She became the Group's deputy managing director in June 1999 and chief financial officer the following October.

Besides participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property investment.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is also a member of the Hong Kong Institute of Real Estate Administration, executive committee member of the Real Estate Development Association of Hong Kong, Advisory Council of the Canadian International School of Hong Kong and Hong Kong Advisor to The Dean's Advisory Board of University of Toronto.

Dr. Ambrose So, Executive Director, aged 51. Dr. So joined the Group in 1975 and was appointed executive director in 1991. He is also a founding honorary director of The University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 9th National Committee of the Chinese People's Political Consultative Conference.

As an associate member of the Institute of Chartered Secretaries and Administrators, Dr. So is the Group's company secretary with responsibility for activities relating to Group administration and corporate development.

Dr. So holds a Doctoral degree of Management Studies from the Southern Cross University, Australia and a Bachelor's degree of Science from the University of Hong Kong.

Mr. Patrick Huen, Executive Director, aged 60. Mr. Huen joined the Group in 1979 and was appointed executive director in 1991. He is responsible for the Group's strategic planning, corporate development, finance and investment-related activities.

Mr. Huen is also an executive director of Seng Heng Bank Limited and CAM — Macau International Airport Company Limited, owner of the Macau International Airport as well as the chairman of Omnitech Group Limited. He is an associate member of the Chartered Institute of Bankers.

Mr. Andrew Tse, Executive Director, aged 49. Mr. Tse joined the Group in 1981 and was appointed executive director in 1991.

Mr. Tse is the chief executive officer of East Asia Airlines Limited and Helicopters Hong Kong Limited.

Mr. Anthony Chan, Executive Director, aged 54. Mr. Chan joined the Group in 1987 and was appointed executive director in 1991.

A director of The Real Estate Developers Association of Hong Kong, Mr. Chan is president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology, and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development and investment activities.

Ms. Maisy Ho, Executive Director, aged 34. Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in September 1996 and was appointed executive director in June 2001.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division. She is a member of the Hong Kong Institute of Real Estate Administration, International Professional Security Association, Federation of Hong Kong Industries as well as an associate member of the Hong Kong Institute of Facility Management.

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University.

5. CORPORATE INFORMATION AND PARTIES INVOLVED

Registered Office	Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.
Share Registrar and Transfer Office	Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
Principal Bankers	Bank of China, Hong Kong Branch, 35th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.
	BNP Paribas, Hong Kong Branch, 4th Floor, Central Tower, 28 Queen's Road, Central, Hong Kong.
	Citibank N.A., 50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong.
	Credit Agricole Indosuez, 42nd-45th Floors, One Exchange Square, Central, Hong Kong.
	The Hongkong & Shanghai Banking Corporation Limited, Hong Kong Branch, 1 Queen's Road Central, Hong Kong.
	Westdeutsche Landesbank Girozentrale, Hong Kong Branch, 36th Floor, Bank of America Tower, 12 Harcourt Road, Hong Kong.

Auditors	H.C. Watt & Company Limited, *Certified Public Accountants* Room 1903, New World Tower, 16-18 Queen's Road Central, Hong Kong.
Authorised Representatives	Mr. Andrew Tse Dr. Ambrose So
Company Secretary	Dr. Ambrose So Associate member of the Institute of Chartered Secretaries and Administrators
Financial adviser to the Company	Platinum Securities Company Limited, 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong.
Underwriters	Platinum Securities Company Limited, 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong. Kim Eng Securities (Hong Kong) Limited, 8th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong. Worldsec International Limited, Room 1601, 16th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.
Legal adviser to the Company and the Rights Issue	Deacons, 3rd-7th, 18th and 29th Floors, Alexandra House, Central, Hong Kong.
Legal adviser to the Underwriters	Iu, Lai & Li, 20th Floor, Gloucester Tower, The Landmark, Central, Hong Kong.

6. MATERIAL CONTRACT

Save for the Underwriting Agreement, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by any member of the Group in the two years immediately preceding the date of this circular.

7. LITIGATION

As at the Latest Practicable Date, none of the Company or any other members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

8. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2000, the date of the latest published audited accounts of the Group.

9. MISCELLANEOUS

(1) The registered office of the Company is Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

(2) The company secretary of the Company is Dr. Ambrose So. Dr. So joined the Group in 1975 and was appointed executive director in 1991. He is also the Group's company secretary with responsibility for activities relating to Group administration and corporate development.

(3) The share registrar of the Company is Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(4) The English text of this document shall prevail over the Chinese text in the case of inconsistency.

10. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the existing banking facilities, internal resources and the expected net proceeds of the Rights Issue of approximately HK$382 million, the Group will have sufficient working capital to meet its present requirements in the absence of unforeseen circumstances.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered office of the Company in Hong Kong at Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong up to and including the date of the EGM:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for the two financial years ended 31 December 1999 and 31 December 2000;

(c) the interim reports of the Company for the six months ended 30 June 2001; and

(d) the material contract referred to in the paragraph headed "Material Contract" in this appendix.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the abovenamed company (the "Company") will be held in Hong Kong at Washington Room, 47th Floor, The American Club, Two Exchange Square, Central, Hong Kong at 3:00 p.m. on Monday, 29 April 2002 for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

1. That the authorised share capital of the Company be and is hereby increased from HK$500,000,000 divided into 2,000,000,000 shares of HK$0.25 each ("Shares") to HK$1,000,000,000 by the creation of 2,000,000,000 new Shares, and that upon issue, such new Shares are to rank pari passu with the existing Shares.

2. (a) That, conditional upon the resolution set out as resolution numbered 1 in the notice convening this meeting being passed, the issue by way of rights of not less than 388,486,782 new shares of HK$0.25 each ("Shares") and not more than 451,936,782 Shares ("Rights Issue") on the terms and conditions as described in the circular dated 11 April 2002 of which this notice forms part ("Circular"), be and is hereby approved and the directors of the Company be and are hereby authorised to allot and issue such Shares by way of rights and otherwise on the terms set out therein notwithstanding that the same may be offered, allotted or issued otherwise than pro rata to the existing shareholders of the Company (including without limitation by reason of the exclusion of Excluded Overseas Shareholders as defined in the Circular) and to do all things and execute all documents which they consider necessary or desirable to effect the Rights Issue and any matters incidental thereto; and

   (b) the authorisation in (a) above is a specific authorisation by shareholders in accordance with paragraph 19 of the listing agreement between the Company and The Stock Exchange of Hong Kong Limited pursuant to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and is in addition to, and shall not revoke or vary, the authority given to the Directors by way of general mandate on 13 June 2001.

By Order of the Board
Dr. Ambrose So
Secretary

11 April 2002

Registered office:
Penthouse
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the above meeting is entitled to appoint one or two proxies to attend and on a poll to vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's share registrar together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. The register of members will be closed from 25 April 2002 to 29 April 2002, both dates inclusive, during which period no transfer of shares will be effected.

4. With regard to paragraph (b) of the resolution numbered 2 above, a general mandate was granted on 13 June 2001, limited by reference to the issued share capital of the Company as at that date. The directors of the Company wish to state that, currently, they have no plans to issue any new additional shares of the Company (other than pursuant to the Rights Issue and/or as may be necessary pursuant to exercise of any Share Options or pursuant to any conversion of the Convertible Guaranteed Bonds, each as defined in the circular dated 11 April 2002 of which this notice forms part). The present general mandate to issue shares given by the shareholders will expire at the forthcoming annual general meeting, at which a renewal of that general mandate will be sought.

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「公佈」	指	本公司於二零零二年三月二十一日就供股作出之公佈
「聯繫人」	指	具有上市規則所給予之涵義
「公司條例」	指	香港法例第32章公司條例(以不時經修訂者為準)
「中央結算系統」	指	香港結算設立及經營之中央結算及交收系統
「本公司」	指	信德集團有限公司，一家於香港註冊成立之有限公司，其股份於聯交所上市
「可換股擔保債券」	指	由本公司一間全資附屬公司發行並在盧森堡證券交易所上市之70,000,000美元可換股擔保債券。各債券持有人有權按換股價每股2.425港元(可予調整，並按固定滙率1.00美元兑7.76港元換算)將債券轉換為股份
「董事」	指	本公司董事
「股東特別大會」	指	本公司將於二零零二年四月二十九日星期一下午三時正假座香港中環交易廣場第二座47樓美國會所華盛頓房召開及舉行之股東特別大會，以考慮及批准增加本公司之法定股本及供股
「除外海外股東」	指	於記錄日期名列本公司股東名冊之股東，而於該日其於本公司股東名冊之登記地址屬於香港以外之地區
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司

Printed by IFN Financial Press Limited　22300

「金英」	指	金英証券(香港)有限公司，根據香港法例第333章證券條例註冊之證券交易商，並為與本公司或其任何附屬公司之董事、行政總裁及主要股東或其各自之聯繫人概無關連之獨立第三者
「最後接納日期」	指	二零零二年五月十五日星期三下午四時正，即有效接納暫定配發以未繳股款形式之供股股份之最後日期
「最後實際可行日期」	指	二零零二年四月九日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中華人民共和國澳門特別行政區
「大股東」	指	信德船務及其附屬公司、何鴻燊博士及由何鴻燊博士擁有實益權益之公司，於最後實際可行日期合共持有874,833,347股股份，佔本公司已發行股本約56.30%
「百德能證券」	指	百德能證券有限公司，根據香港法例第333章證券條例註冊之證券交易商，並為與本公司或其任何附屬公司之董事、行政總裁及主要股東或彼等各自之聯繫人概無關連之獨立第三者
「章程」	指	本公司就供股發出之章程
「合資格股東」	指	除外海外股東以外及於記錄日期辦公時間結束時名列本公司股東名冊之股東
「記錄日期」	指	二零零二年四月二十九日星期一，以該日作釐定供股配額基準之日期
「供股」	指	按於記錄日期每四股現有股份配發一股供股股份之基準，以認購價發行供股股份之建議

「供股文件」	指	章程、暫定配發通知書及申請額外供股股份之表格
「供股股份」	指	根據供股將予發行不少於388,486,782股新股份及不超過451,936,782股新股份
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25港元之普通股
「購股權」	指	根據本公司於一九九三年五月十八日採納之購股權計劃，本公司授予本集團董事／僱員之購股權，賦予購股權持有人權利以現金按根據計劃釐定之行使價認購新股份
「信德船務」	指	信德船務有限公司，一間於香港註冊成立之有限公司，董事何鴻燊博士、鄭裕彤博士及莫何婉穎女士於當中擁有實益權益
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	每股供股股份1.00港元
「包銷商」	指	百德能證券、金英及和昇
「包銷協議」	指	由本公司於二零零二年三月二十一日與包銷商就包銷及有關供股之其他安排而訂立之協議
「和昇」	指	和昇國際有限公司，根據香港法例第333章證券條例註冊之證券交易商，並為與本公司或其任何附屬公司之董事、行政總裁及主要股東或彼等各自之聯繫人概無關連之獨立第三者
「港元」	指	香港元
「%」	指	百分比

以下資料乃來自本通函，故應與本通函之全文一併理解：

供股基準：	於記錄日期每持有四股現有股份可認購一股供股股份
現有已發行股份數目：	於最後實際可行日期有1,553,947,128股股份
將予發行之供股股份數目：	不少於388,486,782股供股股份及不超過451,936,782股供股股份
尚未行使之購股權：	賦予購股權持有人權利認購59,800,000股股份之購股權，包括由何鴻燊博士持有之30,000,000份購股權，何鴻燊博士已表明彼將不會於記錄日期或之前行使其購股權
尚未轉換之可換股擔保債券：	賦予可換股擔保債券持有人權利按每股股份2.425港元(可予調整)之換股價轉換合共最多達224,000,000股股份之可換股擔保債券
供股股份之最高數目：	假設於記錄日期或該日之前悉數轉換尚未行使之可換股擔保債券及悉數行使購股權(由何鴻燊博士所持有之購股權除外)，則合共1,807,747,128股股份將為已發行，而451,936,782股之供股股份將予發行，佔本公司之現有已發行股本約29.08%及佔尚未行使之可換股擔保債券及購股權分別經獲悉數轉換及行使而擴大後之本公司已發行股本約25.00%
認購價：	每股供股股份1.00港元
權益基準：	供股股份將按合資格股東於記錄日期每持有四股現有股份可獲發一股供股股份之比例予以配發，除外海外股東將不獲暫定配發任何供股股份
超額申請之權利：	合資格股東將有權申請超過彼等獲暫定配發之供股股份
將透過供股籌集之款項：	不少於約388,000,000港元(未扣除開支)及約382,000,000港元(經扣除6,000,000港元估計開支)

謹請注意，包銷協議載有若干條款，使百德能證券(代表包銷商)可於在發生若干情況下，或在根據包銷協議包銷商須履行其責任之條件未達成或不能達成之情況下，發出書面通知以終止其責任。

上述事項指百德能證券(代表包銷商)可於最後接納日期後首個營業日下午六時正前發生之下列事項而終止其根據包銷協議之承諾：

(A) 包銷協議所載之任何聲明及保證在任何重大方面於作出或被視為作出之時或被視為於寄發章程時重複作出時為不實或不確；或

(B) 本公司嚴重違反其於包銷協議之任何責任；或

(C) 國家、國際、金融、貨幣、經濟或政治條件(包括滙率波動)出現任何變化，或在股本證券或貨幣市況出現不尋常變動或爆發衝突或敵對局面，

而使百德能證券合理認為會或可能會嚴重損害供股。

倘百德能證券代表包銷商執行該等權力，則包銷商於包銷協議下之責任將告終止，而供股將不會進行。

預期時間表*

以連權形式買賣股份之最後日期	二零零二年四月二十二日星期一
以除權形式買賣股份首日	二零零二年四月二十三日星期二
為符合供股資格而呈交股份過戶文件之最後限期	二零零二年四月二十四日星期三下午四時正
暫停辦理股份過戶登記手續（包括首尾兩天）	由二零零二年四月二十五日星期四至二零零二年四月二十九日星期一
呈交股東特別大會代表委任表格之最後限期	二零零二年四月二十七日星期六下午三時正
股東特別大會	二零零二年四月二十九日星期一下午三時正
記錄日期	二零零二年四月二十九日星期一
寄發供股文件	二零零二年四月二十九日星期一
買賣未繳股款供股股份首日	二零零二年五月二日星期四
分拆未繳股款供股股份之最後限期	二零零二年五月七日星期二下午四時正
買賣未繳股款供股股份之最後日期	二零零二年五月十日星期五
接納供股股份及支付股款，以及申請額外供股股份之最後限期	二零零二年五月十五日星期三下午四時正
預期供股成為無條件	二零零二年五月十六日星期四下午六時正
於報章公佈供股之結果	二零零二年五月十七日星期五
寄發全部或部份不獲接納之額外供股股份申請之退款支票之日期	二零零二年五月二十一日星期二
預期寄發繳足股款供股股份股票之日期	二零零二年五月二十一日星期二
預期於聯交所開始買賣繳足股款供股股份日期	二零零二年五月二十三日星期四上午十時正

* 請注意本通函所指之所有時間均為香港時間

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

董事：
何鴻燊博士(集團行政主席)
鄭裕彤博士
莫何婉穎女士
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
禤永明先生
謝天賜先生
陳偉能先生
何超蕸女士

註冊辦事處：
香港
干諾道中200號
信德中心
西座39字頂樓

獨立非執行董事：
羅保爵士
關超然先生

敬啟者：

建議增加法定股本
及
建議供股

緒言

董事於二零零二年三月二十一日公佈，本公司建議以供股方式按每股供股股份1.00港元之價格，進行涉及不少於388,486,782股供股股份但不超過451,936,782股供股股份之供股，未扣除開支集資約388,490,000港元。

本通函旨在向　閣下提供增加法定股本及供股之進一步資料及召開以批准增加法定股本及供股之股東特別大會通告，以及本集團若干財務及其他資料。

建議供股之條款

發行統計數字

供股基準：	於記錄日期每持有四股現有股份可認購一股供股股份
現有已發行股份數目：	於最後實際可行日期有1,553,947,128股股份
將予發行之供股股份數目：	不少於388,486,782股供股股份及不超過451,936,782股供股股份
尚未行使之購股權：	賦予購股權持有人權利認購59,800,000股股份之購股權，包括由何鴻燊博士持有之30,000,000份購股權，何鴻燊博士已表明彼將不會於記錄日期或之前行使其購股權
尚未轉換之可換股擔保債券：	賦予可換股擔保債券持有人權利按每股股份之換股價2.425港元(可予調整)轉換合共最多達224,000,000股股份之可換股擔保債券
供股股份之最高數目：	假設於記錄日期或該日之前悉數兑換尚未轉換之可換股擔保債券及悉數行使購股權(由何鴻燊博士所持有之購股權除外)，則合共1,807,747,128股股份將為已發行，而451,936,782股之供股股份將予發行，佔本公司之現有已發行股本約29.08%及佔尚未轉換之可換股擔保債券及購股權分別獲悉數轉換及行使而經擴大後之本公司已發行股本約25.00%

合資格股東

本公司將僅向合資格股東寄發暫定配發通知書以及申請額外供股股份之表格。為符合供股資格，股東必須於記錄日期辦公時間結束時已登記為本公司股東；及並非除外海外股東。

為可於記錄日期辦公時間結束前登記為股東，股東必須於二零零二年四月二十四日星期三下午四時正前將任何股份過戶文件(連同有關股票)送達本公司之股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心19樓)辦理股份過戶手續。

欲參與供股之購股權及／或可換股擔保債券持有人，必須於二零零二年四月二十四日星期三下午四時正前根據購股權及可換股擔保債券各自之條款行使所附之權利，使其能於記錄日期或之前登記成為股份持有人。

除外海外股東之權利

就供股而將予刊發之文件將不會根據香港以外之任何司法權區之適用證券或相應之法例登記。除外海外股東將不獲給予任何供股股份之暫定配額。本公司將向除外海外股東寄發章程，僅供彼等參考。本公司將不會向除外海外股東寄發暫定配發通知書或申請額外供股股份之表格。

本公司將會安排將原暫定倘無上述剔除安排而配發予除外海外股東之供股股份，在未繳股款供股股份開始在聯交所買賣後，以未繳股款形式，盡快在市場出售(如扣除開支後仍有溢價)。出售之所得款項淨額(扣除開支)倘為100港元或以上，將會盡快以港元支付予除外海外股東。少於100港元之款項將不獲支付，但會撥歸本公司受益。

零碎供股股份

本公司將不會暫定配發及發行，亦將不會接納任何零碎供股股份之申請。本公司將出售以零碎供股股份湊成之任何供股股份(如有)，並將保留有關之所得款項。

認購價

每股供股股份1.00港元，須於合資格股東接納有關暫定配發供股股份或申請額外供股股份或於持有未繳股款供股股份人士申請供股股份時繳足。

認購價：

－ 較聯交所於二零零二年三月二十日(即緊接於二零零二年三月二十一日暫停買賣股份以待發表公佈前之最後交易日)所報之股份收市價每股1.21港元折讓約17.36%；

－ 較根據上述收市價每股1.21港元之理論除權價每股1.168港元折讓約14.38%；

— 較於二零零二年三月二十日(直至及包括該日)前十個交易日之平均收市價每股約1.256港元折讓約20.38%；及

— 較於最後實際可行日期之收市價約1.40港元折讓約28.57%。

認購價乃由本公司及包銷商按公平磋商原則而釐訂。董事認為該認購價乃公平及合理，並符合本公司及股東整體之利益。

供股股份之地位

供股股份於配發及繳足股款後，在各方面與當時現有已發行股份享有同等地位，而該等供股股份之持有人將可收取於發行繳足供股股份日期後宣派、作出或派發之所有未來股息及分派。

申請額外供股股份

合資格股東將有權申請除外海外股東任何未出售之配額、以零碎供股股份湊成之任何未出售供股股份，以及任何暫定配發但未獲合資格股東接納或由未繳股款之供股股份之承讓人認購之供股股份。合資格股東可填妥申請額外供股股份之表格，並將該表格連同已填上所申請額外供股股份股款之另行開出之支票作出申請。董事將酌情惟盡量以公平合理原則配發額外供股股份。

供股股份股票

待供股之條件達成後，預期所有繳足股款之供股股份股票將於二零零二年五月二十一日星期二寄發予已接納(及倘適合，指已申請)及已支付供股股份之人士，郵誤風險由彼等承擔。

供股之條件

供股須待(其中包括)下列每一項條件達成後，始能作實：

(i) 股東以普通決議案批准增加本公司之法定股本及供股；

(ii) 聯交所上市委員會批准以未繳股款及繳足股款方式之供股股份上市及買賣；

(iii) 根據公司條例，供股文件向香港公司註冊處處長登記；

(iv) 大股東於直至最後接納日期(包括該日)止一直遵守下述有關供股股份之承諾；及

(v) 包銷商根據包銷協議之責任成為無條件及包銷協議並無根據其條款或以其他方式予以終止。

由於建議供股須待上述條件獲達成後，始能作實，故不一定會進行。

倘供股股份之條件未能於其需達成之日期或該日之前(或百德能證券可能代表包銷商酌情同意之該等較後日期，惟不得超逾二零零二年五月十六日星期四下午六時正，或由百德能證券代表包銷商與本公司以書面協定作出全面或部分豁免)達成，則包銷商或本公司不會對包銷協議有任何權利或須承擔任何責任，而大股東所作出有關其供股股份之配額之不可撤回承諾亦將告失效。

包銷安排

大股東之承諾

大股東(於最後實際可行日期合共實益持有874,833,347股股份，佔本公司已發行股本約56.30%)已作出不可撤回承諾，彼等將會繼續持有所有由彼等實益擁有之股份直至記錄日期為止，而彼等將接納或促使接納認購根據供股將暫定配發予彼等(作為該等股份持有人)之供股股份配額，彼等會認購該等供股股份或促使該等供股股份獲認購。現時，大股東尚未決定是否會申請額外供股股份。

供股股份之餘額(不少於169,778,445股供股股份)已獲包銷商根據包銷協議悉數包銷。倘合資格行使以認購59,800,000股股份之尚未行使購股權(上述授予何鴻燊博士之30,000,000份的購股權除外)及可轉換為224,000,000股股份之尚未轉換可換股擔保債券獲悉數行使(於最後實際可行日期，大股東並無持有任何可換股擔保債券，而何鴻燊博士持有30,000,000份購股權，但已表明彼將不會於記錄日期或該日之前行使其購股權)，而相應之股份於記錄日期或之前發行，則包銷商根據包銷協議包銷之供股股份數目將為233,228,445股供股股份。

包銷協議

日期：	二零零二年三月二十一日
包銷商：	百德能證券、金英及和昇
所包銷之供股股份數目：	所有供股股份，大股東作出承諾認購所涉及之供股股份則除外
佣金：	包銷商所包銷之供股股份之總認購價的2%

終止包銷協議

謹請注意，包銷協議載有若干條款，使百德能證券(代表包銷商)可於在發生若干情況下，或在根據包銷協議包銷商須履行其責任之條件未達成或不能達成之情況下，發出書面通知以終止其責任。

上述事項指百德能證券(代表包銷商)可於最後接納日期後首個營業日下午六時正前發生之下列事項而終止其根據包銷協議之承諾：

(A) 包銷協議所載之任何聲明及保證在任何重大方面於作出或被視為作出之時或被視為於寄發章程時重複作出時為不實或不確；或

(B) 本公司嚴重違反其於包銷協議之任何責任；或

(C) 國家、國際、金融、貨幣、經濟或政治條件(包括滙率波動)出現任何變化，或在股本證券或貨幣市況出現不尋常變動或爆發衝突或敵對局面，

而使百德能證券合理認為會或可能會嚴重損害供股。

倘百德能證券代表包銷商執行該等權力，則包銷商於包銷協議下之責任將告終止，而供股將不會進行。

上市及買賣

本公司將向聯交所上市委員會申請批准供股股份以未繳股款及繳足股款方式上市及買賣。預期未繳股款之供股股份將由二零零二年五月二日星期四起開始買賣，及將於二零零二年五月十日星期五(包括首尾兩天)止。

待供股股份獲批准以未繳股款及繳足股款方式在聯交所上市及買賣，未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券，可在中央結算系統內記存、結算及交收，由未繳股款及繳足股款之供股股份開始買賣之日或香港結算釐定之其他日期起生效。聯交所參與者之間進行之交易須於其後第二個交易日進行交收。所有在中央結算系統進行之一切活動須受制於不時生效之中央結算系統一般規則及中央結算系統運作程序規則。

本公司將作出致使未繳股款及繳足股款之供股股份獲納入中央結算系統之一切必需安排。

未繳股款及繳足股款之供股股份將以每手2,000股股份為單位買賣。買賣未繳股款及繳足股款之供股股份將須繳納香港印花稅。

必須注意買賣股份及未繳股款供股股份之風險

現有股份將由二零零二年四月二十三日星期二起以除權方式買賣。供股股份將由二零零二年五月二日星期四至二零零二年五月十日星期五期間(包括首尾兩天)以未繳股款形式買賣。倘百德能證券(代表包銷商)於二零零二年五月十六日星期四下午六時正前終止包銷協議或供股之條件未能達成，則不會進行供股。

任何人士擬由現時至所有該等供股條件達成之日(預期為二零零二年五月十六日星期四)買賣股份，或擬於二零零二年五月二日星期四至二零零二年五月十日星期五(包括首尾兩天)買賣未繳股款供股股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

投資者於上述期間買賣股份或未繳股款供股股份，宜尋求專業意見。

暫停辦理股份過戶登記手續

本公司將於二零零二年四月二十五日星期四至二零零二年四月二十九日星期一(包括首尾兩天)暫停辦理股份過戶登記手續。此期間將不會辦理股份過戶登記。

調整購股權之行使價及可換股擔保債券之換股價

本公司將委聘其核數師審核是否必須因完成供股而對購股權之行使價及/或可換股擔保債券之換股價作出調整。倘須對購股權之行使價及／或可換股擔保債券之換股價作出調整，本公司將在有需要之情況下另行發出公佈。

建議增加法定股本

為擁有充足法定股本作供股用途，及應付日後擴展及增長，本公司建議藉增設2,000,000,000股股份，將本公司之法定股本由500,000,000港元增至1,000,000,000港元。該等額外股份於發行後，將在各方面與現有已發行股份享有同等權益。除了因為根據供股發行供股股份或因購股權獲行使或可換股擔保債券獲轉換而發行股份外，董事現時無意發行本公司任何部份之未發行股本。

申請上市及買賣

本公司將向聯交所上市委員會申請批准供股股份(以未繳股款形式及繳足股款方式)上市及買賣。

買賣未繳股款及繳足股款供股股份須繳付香港印花稅。

進行供股之原因及所得款項用途

董事認為，供股有助於鞏固本公司之資本基礎，並可加強本集團之財務狀況。假設於記錄日期前尚未行使之購股權並無行使及可換股擔保債券並無轉換，在供股完成後，將可為本公司籌得已扣除供股開支的資金約382,000,000港元。本公司擬將供股所得款項淨額全數用於償還本集團之債務。

供股將有助減少本集團之負債水平(及相關之融資成本)及鞏固本集團之財務狀況以提高物色新商機之彈性，又可使合資格股東維持其於本公司之持股比例。董事認為，透過供股增加本公司股本符合本公司及其股東整體之利益。

供股對本集團之財務影響將會詳載於章程，而本公司將會盡快向股東寄發章程。

本集團之前景及近期發展

本集團對澳門之長遠發展仍充滿信心，並相信澳門之經濟及旅遊業將會繼續增長。本集團不斷尋求良機，以鞏固本集團於澳門之利益，及配合其現有船務、旅遊業及物業發展等核心業務。本集團近期已經按照此策略，訂立一項有條件協議，向一名獨立第三者收購位於澳門氹仔佔地99,000平方米之酒店及商業用地發展權，代價為500,000,000港元。該收購將以本集團之內部資源撥付。於最後實際可行日期，該協議仍為有條件協議。根據上市規則，該收購並不構成須予公佈交易。

舉行股東特別大會之原因

就增加法定股本之決議案而言，董事認為有必要增加法定股本來應付本公司之未來擴展及增長(包括但不限於供股)。本公司之法定股本由2,000,000,000股每股面值0.25港元之股份(相等於500,000,000港元)組成。本公司目前共有1,553,947,128股已發行及繳足股份。此外，就履行本公司於其未償還可換股擔保債券及未行使購股權下之責任而言，分別對224,000,000股及59,800,000股法定及未發行股份有潛在需要。本公司之法定股本中約91.89%已經或可能獲悉數動用。因此，董事建議，藉額外增設本公司股本中2,000,000,000股每股面值0.25港元之新股份，將本公司之法定股本由500,000,000港元增加至1,000,000,000港元。

有關發行供股股份之決議案包括將除外海外股東剔除於供股以外之條文。董事認為，向除外海外股東發行供股股份須或可能須遵守各個司法權區之規則或其他特別手續，倘沒有遵守該等規則或其他特別手續，則於部分該等司法管轄區供股可能屬不合法或不切實際。從現實角度看，董事建議將除外海外股東剔除於供股以外，本公司將向除外海外股東寄發章程，以供彼等參考。

推薦建議

經考慮供股之條款後，董事認為，供股之條款對本公司及股東之整體權益而言屬公平合理。因此，董事建議股東投票贊成將於股東特別大會上提呈之普通決議案，以批准增加本公司之法定股本及供股。

董事會函件

股東特別大會將於二零零二年四月二十九日星期一下午三時正假座香港中環交易廣場第二座47樓美國會所華盛頓房舉行，以考慮並酌情批准增加本公司之法定股本及供股。大股東將可於股東特別大會上投票，並將投票贊成普通決議案。

本通函隨附供委任代表出席股東特別大會之表格。無論　閣下會否親身出席股東特別大會，亦務請　閣下將隨附之代表委任表格按其列印之指示填妥及交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓，惟無論如何須於股東特別大會或其任何續會舉行時間前四十八小時交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會，並於會上投票。

敬希　閣下垂注本通函各附錄所載之其他資料。

此致

列位股東
(及列位購股權持有人
及可換股擔保債券之持有人，
僅供其參考)　台照

代表董事會
信德集團有限公司
公司秘書
蘇樹輝博士
謹啟

二零零二年四月十一日

以下為本集團於截至二零零零年十二月三十一日止三個年度之經審核綜合損益表(摘錄自本集團之年報),連同本集團於二零零零年十二月三十一日及一九九九年十二月三十一日之經審核綜合資產負債表之概要。

綜合損益表

	附註	截至十二月三十一日止年度 二零零零年 (港幣千元)	 一九九九年 (港幣千元)	 一九九八年 (港幣千元)
營業額	二	3,295,978	2,883,194	1,168,182
其他收益	二	38,771	57,924	6,049
其他收入		47,995	43,651	45,529
		3,382,744	2,984,769	1,219,760
預售發展中物業之成本		(1,379,778)	(1,199,234)	—
其他經營成本		(1,517,660)	(1,278,847)	(1,070,698)
未計入融資成本前經營溢利	三	485,306	506,688	149,062
融資成本	五	(41,702)	(34,550)	(21,474)
經營溢利		443,604	472,138	127,588
所佔聯營公司業績		69,791	56,560	13,662
所佔共同控制企業之業績		(3,755)	(2,916)	—
除税前溢利		509,640	525,782	141,250
税項	六	(65,031)	(83,489)	(25,979)
除税後溢利		444,609	442,293	115,271
少數股東權益		(166,281)	(186,004)	(5,987)
股東應佔溢利		278,328	256,289	109,284
股息	七	(77,697)	(92,298)	(46,009)
年內保留溢利		200,631	163,991	63,275
每股盈利(仙)－基本	八	18.0	16.7	7.2

綜合資產負債表

	附註	於十二月三十一日 二零零零年 (港幣千元)	一九九九年 (港幣千元)
非流動資產			
固定資產	九	3,279,634	3,027,584
聯營公司	十	1,105,011	1,097,998
合營投資	十一	369,179	480,611
投資	十二	437,325	365,849
應收按揭貸款		30,113	30,017
		5,221,262	5,002,059
流動資產			
持作發展／發展中物業		9,760,913	9,460,056
存貨	十三	176,999	168,383
代管人持有之預售發展中物業之款項		524,217	1,262,829
貿易及其他應收賬款、按金及預付款	十四	810,112	419,864
投資	十二	—	20,074
定期存款		758,626	573,076
現金及銀行結餘		113,967	39,288
		12,144,834	11,943,570
流動負債			
長期借貸及遞延項目之流動部份	十七及十八	284,287	254,286
貿易及其他應付賬款、按金及應計費用	十四	604,210	1,261,156
稅項		19,916	20,382
擬派末期股息	七	46,618	76,915
		955,031	1,612,739
流動資產淨值		11,189,803	10,330,831
資產總值減流動負債		16,411,065	15,332,890

綜合資產負債表 *(續)*

	附註	於十二月三十一日 二零零零年 (港幣千元)	於十二月三十一日 一九九九年 (港幣千元)
非流動負債			
長期借貸	十七	6,277,264	5,859,688
贖回有擔保可換股債券之溢價準備		50,689	15,284
遞延項目	十八	165,342	189,837
遞延税項	六	65,152	74,494
		6,558,447	6,139,303
少數股東權益及貸款	十九	4,597,094	4,156,070
資產淨值		5,255,524	5,037,517
股東權益			
股本	十五	388,486	384,576
儲備	十六	4,867,038	4,652,941
		5,255,524	5,037,517

財務報表附註

1. 主要會計政策

a) 編製基準

財務報表乃根據歷史成本會計法編製，並按投資物業及若干固定資產之重估作出修訂，符合香港一般認可之會計原則及香港會計師公會頒佈之會計準則。

b) 編訂綜合賬表之準則

(i) 綜合賬表包括本公司及其所有附屬公司截至每年十二月三十一日止經審核之財務報表。

(ii) 本年度內收購或出售之附屬公司，其業績由其收購日起計算或計至出售日止。本集團內各公司間之重大交易已在綜合賬內對銷。

c) 商譽或資本儲備

因編製綜合賬所產生之商譽或資本儲備代表投資成本高於或低於附屬公司、聯營公司及共同控制企業於各自收購日之應佔資產公平淨值之數額。商譽已於其產生之年度於儲備內撇除。在計算出售附屬公司、聯營公司及共同控制企業權益之溢利或虧損時，以往與儲備對銷之商譽將會重新列出。

d) 附屬公司

附屬公司乃本集團持有超過百分之五十已發行有投票權股本作長期性投資或本集團可控制其董事會組成之公司。

e) 聯營公司

聯營公司為附屬公司或合營企業外，由本集團持有一定數量股權作為長期性投資並在財務及營運決定策上具有重大影響力之企業。

綜合損益賬包括本集團於有關期內攤佔聯營公司之收購後業績。在綜合資產負債表內，本集團於聯營公司之投資均以所佔其資產淨值入賬。

本集團與其聯營公司進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關聯營公司之權益為限。

f) **合營投資**

合營投資為一合約安排，據此本集團與至少另一合營者從事並共同控制某一經濟活動，而任何一方並無單方面對該經濟活動擁有控制權。

(i) *共同控制企業*

共同控制企業乃指獨立的企業而本集團對該企業的權益作長期持有，並可與其他合營者根據合營合約上的安排，對其作出共同控制。

綜合損益賬包括本集團於有關期內攤佔共同控制企業之收購後業績。在綜合資產負債表內，於共同控制企業之權益初時按成本列賬，其後按收購後本集團應佔共同控制企業資產淨值之變動作出調整。

(ii) *共同控制資產*

共同控制資產為本集團與其他合營者按合約安排共同控制的資產，而本集團可藉共同控制而持控其應佔此等資產之未來經濟利益。

本集團應佔共同控制資產及與其他合營者共同承擔之負債按其性質分類並在資產負債表內確認。本集團在共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自售賣或運用由集團應佔共同控制的資產產品的收入，及應佔由合營項目所產生的所有費用，而當該些交易附有的經濟利益可能流入或流出集團時，均已在損益賬內確認。

g) **收益確認**

主要類別的收益按下列準則在賬表內確認：

燃料銷售收入於交付顧客時確認。客輪運作收益於每次客輪啟航時確認。會所業務及維修服務收入於提供服務時確認。管理費、租金收入、旅遊服務資助和利息收入按應計項目基礎確認。股息收入於收息權確立時確認。出售已落成物業所得收入及盈利於簽訂售樓合約時確認。當發展物業經過初步建造工程後，其收益及溢利按工程進度完成的比例確認。用作計算之百分比為年結日的建造成本佔估計建造總成本之比例，按此基礎確認之溢利不能超過已收取的售樓所得金額。

h) **固定資產**

(i) *投資物業*

投資物業乃發展完成之房地產物業，擬作長期出租用途。投資物業以年結日根據每年專業估值釐定之公開市場價值列賬。重估價值產生之盈餘計入投資物業重估價值儲備賬；

而重估價值產生之虧損首先對銷過往之整體重估價值盈餘，餘額按組合基準計入損益賬表內。若過往曾將虧損撥入損益賬而其後出現重估盈餘，則應將此等盈餘其中相等於該項曾從損益賬扣除的虧損之數額撥回損益賬。於出售投資物業時，以前計入重估價值儲備賬之有關重估價值盈餘則撥回並列報於損益賬內。

(ii) *其他資產*

房地產物業按成本值或董事估值減折舊列賬，重估之盈餘則撥入資本儲備賬內。本集團採用香港會計師公會頒佈實務準則第十七條第七十二段所載之條款，故房地產物業並未有作經常性價值重估。

船隻及其他固定資產按成本值減折舊及減值準備(如適用)列賬。

資產之成本值包括其買價以及使資產達至運作現狀及地點以作原定用途之任何直接費用。資產運作後產生之開支，如維修保養及大修等費用，通常於產生時計入期內的損益賬內。若有情況能清楚顯示有關開支可增加資產的預期未來經濟利益，則該等開支撥作資產的額外成本。若董事會認為資產的可收回值已跌至低於其賬面值，便會提撥準備將該等資產之賬面值撇減至可收回值。可收回值並非採用貼現現金流量釐定。

出售資產所產生之盈虧按出售所得收入與有關資產之賬面值的差額釐定，並列於損益賬內。有關資產應佔之重估儲備結餘將撥入保留溢利並作儲備變動顯示。

(iii) *折舊*

由於估值時已顧及每座樓宇於估值日之狀況，故尚餘年期超過二十年或永久業權之投資物業並無作出攤銷及折舊準備。尚餘年期二十年或少於二十年之投資物業，乃按其租約剩餘年期折舊。

長期、中期或短期租約土地乃按其租約剩餘年期作攤銷。樓宇乃按租約剩餘年期及五十年兩者之較短期間以直線攤銷法計算折舊。

船隻及躉船及其他固定資產乃按預計可使用年期，以直線攤銷法計算折舊：

	年率
船隻及躉船	5%-16.7%
其他資產	2.5%-33.3%

i) **證券投資**

證券投資乃附屬公司、聯營公司及共同控制企業以外之長期投資，按以下方式列賬：

證券投資分類為持至到期證券及投資證券，並於集團開始受有關合約規限當日確認為資產。

出售所得之盈虧按出售所得與該投資賬面值之差額計算，並在出售期內列賬。

(i) *持至到期證券*

持至到期證券為本集團表明有意並有能力持有至到期日的證券投資，並按攤銷成本再減任何減值準備入賬。如持至到期證券之到期日在年結日後十二個月內，則列為流動資產。

當預期賬面值無法全數收回，則須立即提撥準備並確認為開支，但當引致撇減或撇銷的情況及事件不再存在，並有有力證據顯示新的情況及事件將會在可預見將來持續，則會將準備撥回損益賬表內。撥回的金額不得高於撇減額或撇銷額。

(ii) *投資證券*

投資證券為預算持續持有之證券，並於購入或更改用途時列明作長期持有，而此用途可清楚確定。

投資證券按成本值減非短暫性減值準備列入資產負債表內。此等準備按每項投資個別釐定，並即時確認為開支，但當引致撇減或撇銷的情況及事件不再存在，並有有力證據顯示新的情況及事件將會在可預見將來持續，則會將準備撥回損益賬內。撥回的金額不得高於撇減額或撇銷額。

j) **持作發展／發展中物業**

持作發展／發展中物業擬作長期用途列為固定資產，並按成本減任何永久減值準備列賬。此等發展／發展中物業並無折舊準備。持作發展／發展中物業如作銷售用途則列為流動資產，並按成本，包括土地成本以及發展期間之發展及建築費用及撥作資產成本之融資成本，減除任何預期虧損準備列賬。

k) **已建成樓宇存貨**

在年結日未售出之已建成樓宇乃按成本值及可變現淨值之較低者入賬。成本值之計算乃按此等未售出物業佔全部已建成物業之比例，分攤土地及物業發展之總成本值。可變現淨值乃根據此等物業於年結日後循正常營業程序出售所得之樓款減除估計銷售費用而釐定，或由管理層按市場情況而估計。

l)　**有擔保可換股債券**

有擔保可換股債券分別列賬披露，除非轉為股份，否則被視為負債。融資成本包括最後贖回時須支付之溢價乃按該等債券之尚餘年期以固定比率攤銷於損益賬內。

m)　**存貨**

存貨乃按其成本及可變現淨值之較低者入賬。成本，包括供應商之購貨成本，以先入先出及加權平均法釐定。進行中工程之成本包括直接原料、人工及在進行中工程達至現時狀況之有關費用。可變現淨值相當於正常業務過程中的估計售價減去估計完成費用及完成而達至出售所需之估計費用。

n)　**貿易應收賬項**

貿易應收賬項中被認為呆賬部分會撥出準備，而資產負債表之貿易應收賬項於入賬時已扣除有關準備。

o)　**遞延項目**

遞延項目乃來自香港政府重建及賠償費用之款項，並按有關資產折舊之相同基準列入損益賬攤銷。

p)　**遞延税項**

遞延税項乃以負債方式計算可見將來因繳税時差而產生之税務負擔。

q)　**營業租約**

營業租約之租金收入及支出按租賃年期以直線法列入損益賬內。

r)　**撥作資本的借貸成本**

借貸成本於產生時支銷，但如直接建造或生產需要相當長時間才可作原定用途或出售之資產，則其借貸成本撥作資本。此等借貸成本在建造或生產活動展開時開始撥作資產成本，並在有關資產大致上可供原定用途或出售時停止。年內撥作資本之數額按有關借貸之成本減有關利息收入計算。

s) 外幣

以外幣為本位之資產與負債及海外附屬公司、聯營公司及合營投資之賬項，均以年結日之概約市場滙率折算為港元。年內之外幣交易乃以交易日之市場滙率折算港元。因折算海外附屬公司、聯營公司及合營投資而產生之兑換差額則列為儲備變動處理，而其他兑換差額則計入經營溢利中。

t) 關連人士

倘一方能直接或間接控制另一方或對另一方的財務及營運決策發揮重大影響力，則雙方被視為關連人士。受共同控制或共同受重大影響之人士亦被視為關連人士。

2. 營業額及收益

集團之主要業務包括物業發展及投資，船務及有關服務，酒店及消閒，物業管理與及其他投資。

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
營業額		
預售發展中物業所得收益	1,712,498	1,599,988
客輪運作收益	1,373,469	1,114,823
出售燃料收益	7,704	23,677
會所業務收益	44,695	—
利息收入	52,385	46,450
租金收入	22,502	22,455
來自非上市投資股息	14,693	7,970
管理費及其他	68,032	67,831
	3,295,978	2,883,194
其他收益		
來自於合營投資之國內物業已收補償金額	—	33,071
已收賠償金	1,009	14,899
其他	37,762	9,954
	38,771	57,924
總計	3,334,749	2,941,118

3. 未計入融資成本前經營溢利

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
已計入：		
利息收入	108,650	92,782
減：於持有發展／發展中物業成本化之數額	(56,265)	(46,332)
	52,385	46,450
租金收入減支出	21,201	22,079
重估投資物業價值盈餘	6,500	—
來自非上市投資股息		
－澳門娛樂	14,322	7,596
－其他	371	374
已扣除：		
存貨成本	321,747	221,758
員工開支	497,722	429,713
攤銷及折舊	180,274	160,636
核數師酬金	2,990	2,749
出售固定資產之虧損	3,314	5,312
重估投資物業價值虧損	—	8,867
營運租約項下之物業租金	17,301	11,667
公積金供款	17,872	16,083
投資減值準備	1,500	20,000
出售附屬公司權益之虧損	—	8,619
合併及重組船務部門之專業費用	—	10,874
遣散費準備	—	23,000

4.　**董事及高級管理人員之酬金**

根據公司條例第一六一條所披露之董事酬金如下：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
董事酬金		
袍金		
執行董事	275	174
獨立非執行董事	400	400
非執行董事	20	20
其他酬金		
薪金及津貼	11,555	10,241
公積金公司供款	487	449
	12,737	11,284

其他酬金已包括獨立非執行董事之酬金共港幣二十萬元(一九九九年：港幣二十萬元)。

按下列酬金級別劃分之董事人數：

董事酬金級別	**董事人數** 二零零零年	一九九九年
港幣0元至港幣1,000,000元	7	7
港幣1,000,001至港幣1,500,000元	1	2
港幣1,500,001至港幣2,000,000元	4	3
港幣2,500,001至港幣3,000,000元	–	1
港幣3,500,001至港幣4,000,000元	1	–

截至二零零零年十二月三十一日止年度，並無董事放棄支取酬金。年內，本公司以認購價每股港幣一元二角授予兩位董事二千萬股購股權。從授出當日起計，董事可在十年內行使購股權。年內並無董事行使購股權。本集團五位薪酬最高之人士，全部(一九九九年：四位)為本公司之董事。其酬金之詳情已披露如上。惟於一九九九年並無列於上表的餘下一位員工，其薪金和津貼總額為港幣一百四十五萬五千三百七十三元，而公積金公司供款為港幣六萬五千零十七元。

5. 融資成本

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
銀行貸款及透支之利息		
一須於五年內全數償還	371,516	352,460
一毋須於五年內全數償還	23,388	9,814
其他貸款之利息		
一須於五年內全數償還	17,433	—
一毋須於五年內全數償還	—	6,682
有擔保可換股債券之利息	23,149	9,993
贖回有擔保可換股債券之溢價準備	35,405	15,284
發行有擔保可換股債券之費用	—	15,721
少數股東貸款之利息	207,732	188,187
減：於持作發展／發展中物業撥作資產成本之數額	(636,921)	(563,591)
	41,702	34,550

6. 稅項

a) 綜合損益表中之稅項：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
公司及附屬公司		
香港利得稅	4,816	5,272
海外稅項	268	639
遞延稅項	50,642	72,770
聯營公司		
香港利得稅	5,191	572
海外稅項	4,114	4,236
	65,031	83,489

香港利得稅準備乃按是年估計應課稅溢利以稅率16%(一九九九年：16%)計算。

海外稅項則根據有關司法權區適用之稅率計算。

本集團若干溢利乃於香港以外地區收益，故毋須繳稅。

b) 綜合資產負債表中遞延稅項之變動：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
一月一日	74,494	—
年內(減少)／增加淨額	(9,342)	74,494
十二月三十一日	65,152	74,494

於結算日，本集團就遞延稅項負債而提撥之準備如下：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
加快折舊免稅項	14,510	14,724
已確認出售發展中物業之溢利	50,642	59,770
	65,152	74,494

由於部分資產在可見將來之時間差異不會出現，因此並無在賬項內作出遞延稅項撥備。鑑於重估盈餘之變現毋須課稅，故物業之重估盈餘並不構成稅務上之時間差異。因此，與重估盈餘有關之遞延稅項並不被視作潛在負債。

7. 股息

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
中期股息：1,553,947,128股，每股派二仙 (一九九九年：1,538,304,803股，每股一仙)	31,079	15,383
擬派發末期股息：1,553,947,128股，每股派三仙 (一九九九年：1,538,304,803股，每股派五仙)	46,618	76,915
	77,697	92,298

8. 每股盈利

每股基本盈利乃根據年內股東應佔溢利並按已發行股份之加權平均數1,546,750,696股(一九九九年：1,535,997,610股)計算。

由於可能發行之普通股不具攤薄作用，故無列出攤薄後每股盈利。

9. 固定資產

	投資物業 (港幣千元)	房地產 (港幣千元)	發展中物業 (港幣千元)	船隻及躉船 (港幣千元)	其他資產 (港幣千元)	總值 (港幣千元)
成本或估值						
二零零零年一月一日	262,500	534,269	960,008	1,954,890	743,054	4,454,721
添置／轉入	–	–	358,530	20,863	39,049	418,442
收購附屬公司	–	–	–	16,104	–	16,104
出售／轉出	–	–	–	–	(11,530)	(11,530)
重估盈餘	6,500	–	–	–	–	6,500
二零零零年十二月三十一日	269,000	534,269	1,318,538	1,991,857	770,573	4,884,237
攤銷及折舊						
二零零零年一月一日	–	183,225	–	819,540	424,372	1,427,137
本年度攤銷及折舊	–	29,243	–	91,518	59,513	180,274
收購附屬公司	–	–	–	3,579	–	3,579
出售時撥回	–	–	–	–	(6,387)	(6,387)
二零零零年十二月三十一日	–	212,468	–	914,637	477,498	1,604,603
賬面淨值						
二零零零年十二月三十一日	269,000	321,801	1,318,538	1,077,220	293,075	3,279,634
一九九九年十二月三十一日	262,500	351,044	960,008	1,135,350	318,682	3,027,584

本集團之其他資產主要包括傢具、裝修及可維修之船隻零件。

本集團之投資物業、房地產及發展中物業於二零零零年十二月三十一日之成本值及估值分析如下：

	位於香港			位於海外		
	(長期租約) (港幣千元)	(中期租約) (港幣千元)	(短期租約) (港幣千元)	(中期租約) (港幣千元)	(永久業權) (港幣千元)	總值 (港幣千元)
投資物業						
二零零零年專業估值	215,000	10,000	–	–	44,000	269,000
房地產						
一九八九年董事估值	80,080	–	–	–	–	80,080
成本值	13,369	–	418,644	22,176	–	454,189
	93,449	–	418,644	22,176	–	534,269
發展中物業						
成本值	–	1,318,538	–	–	–	1,318,538

所有投資物業均以營業租約形式持有作收租用途。

投資物業在二零零零年十二月三十一日依據公開市值由獨立專業估值師第一太平戴維斯(香港)有限公司作出估值。

所有其他固定資產按成本值或估值減累積折舊入賬。

發展中物業包括於年內資本化之融資成本為港幣五千八百四十二萬元五千元(一九九九年：港幣二千一百六十五萬八千元)。

10. 聯營公司

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
所佔淨資產	541,426	511,860
收購聯營公司之淨折讓	(175,983)	(198,700)
	365,443	313,160
次級貸款	64,499	69,346
聯營公司欠款	697,920	718,343
尚欠聯營公司款項	(22,851)	(2,851)
	739,568	784,838
	1,105,011	1,097,998

本年度本集團佔聯營公司之除稅後溢利為港幣六千零四十八萬六千元(一九九九年：港幣五千一百七十五萬二千元)。

11. 合營投資

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
共同控制企業		
所佔淨資產	220,915	236,817
共同控制企業欠款	148,264	243,794
	369,179	480,611

有關合營投資項目之資本承擔詳情載列於附註二十二。

12. 投資

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
持至到期證券(非上市)	—	20,074
投資證券		
非上市股份減準備	406,167	333,264
國內合營投資權益減準備	2,629	4,129
貸款	28,389	28,316
	437,185	365,709
會所會籍按成本價	140	140
總計	437,325	385,923
減：列於流動資產內之流動部分	—	(20,074)
	437,325	365,849

13. 存貨

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
已建立待售樓宇存貨	51,518	51,518
盤存*	125,375	116,169
進行中工程	106	696
	176,999	168,383

* 盤存主要包括價值港幣一億二千二百六十萬零六千元(一九九九年：港幣一億一千四百一十萬零三千元)之配件。

14. 貿易應收賬款及應付賬款－賬齡分析

本集團維持着一個明確的信貸政策而貿易應收賬款之賬齡分析如下：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
零至三十日	70,850	79,321
三十一日至六十日	15,313	14,749
六十一日至九十日	7,581	5,340
超過九十日	46,023	30,132
	139,767	129,542

貿易應付賬款之賬齡分析如下：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
零至三十日	238,549	242,130
三十一日至六十日	8,485	8,164
六十一日至九十日	46	401
超過九十日	1,123	2,161
	248,203	252,856

15. 股本

	股份數目	二零零零年 (港幣千元)	一九九九年 (港幣千元)
法定股本			
每股面值二角五仙普通股	2,000,000,000	500,000	500,000
發行及已繳足股本			
每股面值二角五仙普通股			
一月一日	1,538,304,803	384,576	383,407
購回股份	(974,000)	(244)	–
發行代息股份	16,616,325	4,154	1,169
十二月三十一日	1,553,947,128	388,486	384,576

於二零零零年十二月三十一日，本公司已授予董事及僱員之未行使購股權，可認購本公司股份61,600,000股（包括以每股港幣五元一角八仙認購30,800,000股，以每股港幣五元三角六仙認購1,000,000股，以每股港幣三元四角八仙認購5,200,000股和以每股港幣一元二角認購24,600,000股）。從授出當日起計，僱員可在五年內行使購股權，而董事可在十年內行使購股權。年內共有24,600,000股以每股港幣一元二角授出。

本公司於二零零零年五月在香港聯合交易所有限公司以每股股價港幣八角至港幣九角八仙購回本公司974,000股股份。總購入代價為港幣八十九萬三千元。該等股份由本公司贖回。本公司購回股份面值為港幣二十四萬四千元，並已從保留溢利轉入資本贖回儲備賬，而購回股份應付溢價及經紀費為港幣六十四萬九千元，亦自保留溢利扣除。詳情載於財務報表附註第十六項。

16. 儲備

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
資本儲備賬		
一月一日	125,322	182,190
撇銷編製綜合賬時產生之商譽	–	(56,868)
收購附屬公司所產生之儲備	247	–
十二月三十一日	125,569	125,322
投資物業重估價值備賬		
一月一日	–	146,295
出售聯營公司變現之重估價值儲備	–	(148,162)
虧損撥轉至損益賬	–	1,867
十二月三十一日	–	–
股份溢價賬		
一月一日	3,497,120	3,487,491
發行代息股份	13,445	9,629
十二月三十一日	3,510,565	3,497,120
資本贖回儲備賬		
一月一日	4,775	4,775
由損益賬轉入	244	–
十二月三十一日	5,019	4,775
滙兑儲備賬		
一月一日	3,871	6,031
滙兑差額	423	380
出售附屬公司變現之滙兑儲備	–	(2,540)
十二月三十一日	4,294	3,871
損益賬		
一月一日	1,021,853	857,862
年內溢利	278,328	256,289
	1,300,181	1,114,151
轉入資本贖回儲備賬	(244)	–
購回股份之應付溢價及經紀費	(649)	–
股息	(77,697)	(92,298)
十二月三十一日	1,221,591	1,021,853
	4,867,038	4,652,941

根據公司條例第七十九條B規定計算，本公司於年結日可分配予股東之儲備為港幣六億一千一百四十五萬元(一九九九年：港幣五億一千八百三十七萬七千元)。

本集團之保留溢利分析如下：

	本公司及附屬公司 (港幣千元)	聯營公司 (港幣千元)	共同控制企業 (港幣千元)	總值 (港幣千元)
於二零零零年十二月三十一日之保留溢利	1,077,712	159,444	(15,565)	1,221,591
於一九九九年十二月三十一日之保留溢利	894,310	130,459	(2,916)	1,021,853

17. **長期借貸**

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
須於下列期限償還之銀行貸款		
不超過一年	259,792	229,791
超過一年，但少於兩年	3,354,800	1,719,791
超過兩年，但少於五年	2,073,650	3,274,133
超過五年	49,226	88,609
減：列於流動負債內之流動部分	(259,792)	(229,791)
小計	5,477,676	5,082,533
須於下列期限償還之其他貸款		
超過兩年，但少於五年	251,388	–
超過五年	5,000	233,955
小計	256,388	233,955
有擔保可換股債券	543,200	543,200
總計	6,277,264	5,859,688
包括：		
銀行貸款(附註a)	5,737,468	5,312,324
其他貸款(附註b)	256,388	233,955
有擔保可換股債券(附註c)	543,200	543,200
減：列於流動負債內之流動部分	(259,792)	(229,791)
總計	6,277,264	5,859,688

附註：

a) 銀行貸款港幣四十億一千七百四十六萬八千元(一九九九年：港幣三十五億八千二百三十二萬五千元)乃以本集團某些資產作抵押，包括持作發展／發展中物業港幣一百零二億一千四百四十三萬八千元及船隻港幣八億零四百八十六萬三千元(一九九九年：分別為港幣八十三億五千零九十二萬二千元及港幣八億六千四百七十五萬一千元)。餘額由本公司作出公司擔保而取得。銀行貸款中港幣十二億四千五百九十六萬三千元(一九九九年：港幣五億五千六百三十二萬五千元)為分期償還。

b) 其他貸款屬於無抵押但其中港幣二億五千一百三十八萬八千元(一九九九年：港幣二億三千三百九十五萬五千元)，以香港銀行同業拆息加一厘二五計利息，餘額則免利息。

c) 一九九九年七月，一家附屬公司發行總值七千萬美元用作支付長沙灣船廠舊址重建計劃之補地價金額及發展費用以年利率四厘二五並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。債券持有人可在一九九九年七月二十七日至二零零四年七月二十日期間，隨時按一美元兑港幣七元七角六仙之固定滙率，以每股港幣二元四角二仙半之兑換價(可作出調整)將債券轉換為每股面值港幣二角五仙之本公司股份。除非先前已被回購及註銷、贖回或轉換，該批債券將於二零零四年七月二十七日按本金之百分之一百三十二點五加應計利息贖回。賬表內已就應付溢價提撥準備，使應付溢價於債券有效期內按固定比率撇銷。

18. 遞延項目

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
遷徙船廠重建費用及船廠地價減已攤銷數額		
一月一日	214,332	238,827
減：已攤銷數額	(24,495)	(24,495)
	189,837	214,332
減：列於流動負債內之流動部分	(24,495)	(24,495)
十二月三十一日	165,342	189,837

截至二零零零年十二月三十一日，因本集團搬遷船廠而收取之重建費用及賠償共港幣三億六千七百四十二萬六千元(一九九九年：港幣三億六千七百四十二萬六千元)，已撥作固定資產之成本。

已收補償及賠償已根據將有關之固定資產攤銷及折舊的相同基準遞延及攤銷為收入。將於截至二零零一年十二月三十一日止年度攤銷之數額已列入流動負債內。

19. 少數股東權益及貸款

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
應佔權益	579,434	425,264
少數股東貸款	4,017,660	3,730,806
	4,597,094	4,156,070

少數股東貸款並無擔保及並無固定還款期。本集團並無對少數股東貸款作出任何之擔保。其中港幣二十八億八千六百三十六萬二千元(一九九九年：港幣二十七億六千二百二十五日萬一千元)乃以香港銀行同業拆息加一厘二五計利息而餘額則免利息。

20. 公積金計劃

本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金(強積金)計劃。由於本集團現行之公積金計劃已獲豁免，所有員工均可選擇加入強積金計劃或維持原有計劃。如員工選擇加入強積金計劃，公司和員工均須以僱員有關入息(以港幣二萬元為上限)之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款。

除強積金計劃外，本集團亦已有兩個定額供款之公積金計劃，包括所有於二零零零年八月二日前加入本集團及不選擇加入強積金之合資格員工。本公司和員工均須以僱員之每月基本薪金之百分之五作為供款。

此強積金計劃及其他定額供款之公積金計劃之資產均由獨立之信託人管理。本集團已撥入二零零零年十二月三十一日損益賬之供款為港幣一千七百八十七萬二千元(一九九九年：港幣一千六百零八萬三千元)。因員工退出該等定額供款之公積金計劃而被沒收之公積金僱主供款為港幣九十萬零二千元(一九九九年：港幣十九萬九千元)，已用以抵銷年內僱主之供款。於年結日，集團有港幣一千七百五十八萬四千元(一九九九年：港幣一千七百六十三萬三千元)之沒收供款可使用，以抵銷日後集團對有關計劃的供款。

21. 共同控制資產

於年結日，集團所持有同共同控制資產權益而在賬表內確認之資產及負債總額如下：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
資產		
發展中物業	1,458,566	1,235,548
應收賬款及按金	3,784	459
現金及銀行結存	10,978	535
	1,473,328	1,236,542
負債		
合營投資夥伴貸款	251,388	233,955
應付賬款及應計費用	26,717	1,746
銀行貸款	545,505	—
	823,610	235,701

22. 承擔

(a) 資本承擔

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
已簽約但未撥備		
資本性支出	2,271	3,814
投資聯營公司	64,052	87,737
	66,323	91,551
已批准但未簽約		
資本性支出	3,159	4,221
投資聯營公司	44,584	—
	47,743	4,221

除上項所披露者外，本集團所佔合營投資本身之資本承擔如下：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
已簽約但未撥備	30,761	48,568
已批准但未簽約	3,500	40,456
	34,261	89,024

(b) **租約承擔**

於二零零零年十二月三十一日，在未來一年應付寫字樓、員工宿舍、碼頭及會所租約之款項如下：

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
租約之屆滿期：		
於一年內	4,459	2,970
於兩年至五年內	8,043	3,382
	12,502	6,352

(c) 本集團因在正常業務運作過程中簽訂多項合約以完成地產發展項目。於年結日未撥備之工程承擔總值約為五億一千九百零七萬三千元(一九九九年：港幣十一億一千九百三十八萬三千元)，其中約港幣六千五百八十二萬七千元(一九九九年：港幣二千七百五十二萬八千元)與共同控制的資產有關。

23. 或然負債

	二零零零年 (港幣千元)	一九九九年 (港幣千元)
銀行發出信用狀	799	770
未撥備之遞延稅項責任	6,773	3,092

24. 關連人士交易

i) 集團按正常商業條件及在正常業務運件過程中進行重大的關連人士交易，詳情如下：

	附註	二零零零年 (港幣千元)	一九九九年 (港幣千元)
與澳門旅遊娛樂有限公司 (澳門娛樂) 之重大交易	(a)		
已收澳門娛樂股息		14,322	7,596
已收澳門娛樂資助		24,708	7,121
售予澳門娛樂船票		334,260	289,667
就出售船票而付予澳門娛樂的折扣及佣金		57,503	22,794
就酒店管理向澳門娛樂收取的管理費及獎金		17,804	14,423
就澳門船務業務向澳門娛樂購入燃料		83,933	44,687
澳門娛樂代本集團收取在澳門銷售船票及提供有關服務的收入		337,385	317,541
就澳門船務業務向澳門娛樂償還的開支		150,641	158,199
存入澳門娛樂之附屬公司誠興銀行的款項		150,000	135,000
收取澳門娛樂之船舶租金收益		45,672	—
與香港中國旅行社有限公司 (香港中旅) 之重大交易	(b)		
就出售船票而付予香港中旅的佣金		25,736	14,565
香港中旅代本集團收取銷售船票及提供有關服務的收入		226,121	96,425
就船務業務向香港中旅償還的開支		16,923	3,173
信德船務有限公司及聯營公司 (信德船務) 償還信德船務分享的資源及承擔的開支	(a)	36,887	25,376
向一家聯營公司收取的房地產租金及有關服務費		4,915	4,740
付予信德中心有限公司 (信德中心) 的房地產租金及有關服務費	(c)	8,645	10,263
已收聯營公司之利息收入		29,682	29,210
已付一家附屬公司少數股東之利息支出		207,732	188,187
已付合營投資夥伴之利息支出		17,432	6,682
已付一家附屬公司少數股東之銷售佣金		2,946	16,300
已付一家聯營公司之保險費		15,976	16,444
售予聯營公司的燃料		—	23,528

附註：

(a) 本公司董事何鴻燊博士及鄭裕彤博士為澳門娛樂及信德船務董事，並且直接及／或間接擁有該兩家公司的實益權益。本公司董事莫何婉穎女士擁有信德船務的實益權益。信德船務為本公司之主要股東。

(b) 香港中旅為香港中旅國際投資有限公司之同母系附屬公司。香港中旅國際投資有限公司為本集團一家附屬公司的少數股東。

(c) 何鴻燊博士、澳門娛樂及新世界發展有限公司(新世界發展)擁有信德中心的實益權益。鄭裕彤博士為新世界發展主席及主要股東。

ii) 若干關連人士交易亦在截至二零零零年十二月三十一日止年度之董事報告書「關連交易」內披露。

iii) 聯營公司、合營企業、少數股東及合營投資夥伴之應收及應付款項於財務報表附註十、十一、十九及二十一項內披露。

25. 比較數字

若干比較數字已予重新分類，以符合本年度財務報表的編列方式。

以下資料乃摘錄自本集團於截至二零零一年六月三十日止六個月之中期報告。

簡明綜合損益表

	附註	截至六月三十日止六個月 (未經審核) 二零零一年 (港幣千元)	 (未經審核) 二零零零年 (港幣千元)
營業額	二	2,646,789	1,336,335
其他收益		28,779	4,167
其他收入		24,316	22,663
		2,699,884	1,363,165
出售物業之成本		(1,655,526)	(420,779)
其他經營成本		(723,155)	(716,857)
未計入融資成本前經營溢利	三	321,203	225,529
融資成本	四	(65,558)	(21,222)
經營溢利	二	255,645	204,307
所佔聯營公司業績		(6,344)	19,044
所佔共同控制企業之業績		(6,002)	(408)
除税前溢利		243,299	222,943
税項	五	(33,602)	(31,946)
除税後溢利		209,697	190,997
少數股東權益		(89,086)	(74,960)
股東應佔溢利		120,611	116,037
中期股息	六	31,079	31,079
每股盈利(仙)			
一基本	七	7.8	7.5

簡明綜合資產負債表

	附註	(未經審核) 於二零零一年 六月三十日 (港幣千元)	(經審核及 重新列賬) 於二零零零年 十二月三十一日 (港幣千元)
非流動資產			
固定資產	八	3,250,443	3,279,634
聯營公司		1,065,111	1,105,011
合營投資		368,744	369,179
投資		468,795	437,325
應收按揭貸款		26,304	30,113
		5,179,397	5,221,262
流動資產			
持作發展／發展中物業		6,937,825	9,760,913
存貨	八	2,103,986	176,999
代管人持有之出售物業之款項		58,606	524,217
貿易及其他應收賬款、按金及預付款	九	1,803,480	810,112
定期存款		326,939	758,626
現金及銀行結餘		62,904	113,967
		11,293,740	12,144,834
流動負債			
長期借貸及遞延項目之流動部份		2,438,151	284,287
貿易及其他應付賬款、 按金及應計費用	九	479,741	604,210
稅項		79,640	19,916
		2,997,532	908,413
流動資產淨值		8,296,208	11,236,421
資產總值減流動負債		13,475,605	16,457,683

簡明綜合資產負債表 *(續)*

	附註	(未經審核) 於二零零一年 六月三十日 (港幣千元)	(經審核及 重新列賬) 於二零零零年 十二月三十一日 (港幣千元)
非流動負債			
長期借貸		3,017,494	6,277,264
贖回有擔保可換股債券之溢價準備		68,198	50,689
遞延項目		153,094	165,342
遞延稅項		38,662	65,152
		3,277,448	6,558,447
少數股東權益及貸款		4,822,022	4,597,094
資產淨值		5,376,135	5,302,142
股東權益			
股本	十	388,486	388,486
儲備	十一	4,956,570	4,867,038
擬派股息	十一	31,079	46,618
		5,376,135	5,302,142

簡明財務報表附註

1. 賬表之編製基準及會計政策

本簡明財務報表乃根據歷史成本會計法編製。除二零零零年七月一日後首份中期財務報表內現金流量表之比較數字並無列出外，本簡明財務報表乃根據香港會計師公會頒佈的會計實務準則第二十五條「中期財務報告」編製。此等安排已獲香港聯合交易所有限公司證券上市規則許可。

編製中期財務報表所採納之會計政策及計算方式，除下述有關商譽及擬派股息之會計政策上之改變外，與截至二零零零年十二月三十一日止年度之本公司全年財務報表所採用的一致：

(a) **商譽**

收購附屬公司，聯營公司及共同控制企業所產生之商譽是指該等投資成本超過本集團佔所收購可分辨資產公平價值之數額。往年，商譽會在收購之年在儲備抵銷。由於會計實務準則第三十條「業務合併」之推出，本集團採納其過渡性規定。所有在二零零一年一月一日之前所產生之商譽均繼續記於儲備內而不予重列，為數港幣四百七十三萬三千元之商譽減值虧損產生於二零零零年一月一日之前已作追溯處理，因此本集團於二零零一年六月三十日之資產淨值及兩期之股東應佔溢利均無影響。

在二零零一年一月一日後產生之新商譽將會資本化為資產，然後以直線法按其經濟效益期在損益表內攤銷。今後之商譽減值虧損將會在損益表內入賬。

(b) **擬派股息**

根據會計實務準則第九條之修訂「結算日後的事項」，本集團不再將在結算日後才建議派發之股息確認為結算日之負債。此項會計政策變動已予追溯處理，因此所列之比較數據已予重列以符合改變後之政策。資產負債表已加入一項獨立的股東權益組成部分「擬派股息」，以明確列出就二零零零年年度建議派發末期股息港幣四千六百六十一萬八千元所作之撥備，此項撥備之前記錄為截至二零零零年十二月三十一日之負債。資產負債表內二零零零年十二月三十一日之比較數據已在流動負債項目下相應扣減港幣四千六百六十一萬八千元。

2. 分類資料

按業務和地區劃分之集團營業額和經營溢利，大致如下：

	截至六月三十日止六個月			
	營業額		經營溢利／(虧損)	
	二零零一年 (港幣千元)	二零零零年 (港幣千元)	二零零一年 (港幣千元)	二零零零年 (港幣千元)
按業務劃分：				
船務	683,767	705,132	76,297	69,779
地產	1,912,854	577,684	183,339	137,309
酒店及消閒	30,407	33,103	342	2,372
投資及其他	19,761	20,416	(4,333)	(5,153)
	2,646,789	1,336,335	255,645	204,307
按地區劃分：				
香港	2,281,221	969,480	191,929	142,160
澳門	336,483	338,458	61,916	60,024
其他	29,085	28,397	1,800	2,123
	2,646,789	1,336,335	255,645	204,307

3. 未計入融資成本前經營溢利

	截至六月三十日止六個月	
	二零零一年 (港幣千元)	二零零零年 (港幣千元)
已計入：		
利息收入	31,648	59,013
減：於持作發展／發展中物業成本化之數額	(6,648)	(33,490)
	25,000	25,523
租金收入減支出	9,769	10,927
來自非上市投資股息	146	146
已扣除：		
存貨成本	142,163	147,993
員工開支	245,939	240,312
攤銷及折舊	90,105	89,370

4. 融資成本

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(港幣千元)	(港幣千元)
實際融資成本總額	283,297	336,409
減：於持作發展／發展中物業撥作資產成本之數額	(217,739)	(315,187)
期內融資費用總額	65,558	21,222

5. 税項

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(港幣千元)	(港幣千元)
公司及附屬公司		
香港利得税	15,552	7,308
海外税項	99	(35)
遞延税項	17,440	20,981
聯營公司		
香港利得税	165	1,953
海外税項	346	1,739
	33,602	31,946

香港利得税準備乃按期內估計應課税溢利以税率16%(二零零零年：16%)計算。海外税項則根據有關司法權區適用之税率計算。

6. 中期股息

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(港幣千元)	(港幣千元)
中期股息1,553,947,128 股，每股二仙(二零零零年：1,553,947,128 股，每股二仙)	31,079	31,079

7. 每股盈利

每股基本盈利乃根據期內股東應佔溢利並按已發行股份之加權平均股數1,553,947,128 股(二零零零年：1,539,475,181 股)計算。由於可能發行之普通股不具攤薄作用，故無列出攤薄後每股盈利。

8. 固定資產及存貨

期內，增加的固定資產及存貨，主要包括港幣五千零六十二萬五千元的投資物業及港幣十九億二千三百七十一萬元的已建成待售樓宇存貨。

9. 貿易應收賬款及應付賬款－賬齡分析

本集團維持一個明確的信貸政策而貿易應收賬款之賬齡分析如下：

	二零零一年六月三十日 (港幣千元)	二零零零年十二月三十一日 (港幣千元)
零至三十日	68,108	70,850
三十一日至六十日	31,726	15,313
六十一日至九十日	2,822	7,581
超過九十日	72,384	46,023
	175,040	139,767

貿易應付賬款之賬齡分析如下：

	二零零一年六月三十日 (港幣千元)	二零零零年十二月三十一日 (港幣千元)
零至三十日	155,064	238,549
三十一日至六十日	1,623	8,485
六十一日至九十日	6	46
超過九十日	4,540	1,123
	161,233	248,203

10. 股本

	股份數目	二零零一年六月三十日（港幣千元）	二零零零年十二月三十一日（港幣千元）
法定股本			
普通股每股面值二角五仙	2,000,000,000	500,000	500,000
發行及已繳足股本			
普通股每股面值二角五仙	1,553,947,128	388,486	388,486

11. 儲備及擬派股息

	資本儲備賬（港幣千元）	股份溢價賬（港幣千元）	資本贖回儲備賬（港幣千元）	匯兑儲備賬（港幣千元）	損益賬（港幣千元）	總額（港幣千元）	擬派股息（港幣千元）
於二零零一年一月一日							
－原列值	125,569	3,510,565	5,019	4,294	1,221,591	4,867,038	–
－前期調整（附註一）	4,733	–	–	–	(4,733)	–	46,618
－重列	130,302	3,510,565	5,019	4,294	1,216,858	4,867,038	46,618
本期溢利	–	–	–	–	120,611	120,611	–
二零零零年末期股息	–	–	–	–	–	–	(46,618)
二零零一年中期股息	–	–	–	–	(31,079)	(31,079)	31,079
於二零零一年六月三十日	130,302	3,510,565	5,019	4,294	1,306,390	4,956,570	31,079

12. 資產抵押

於二零零一年六月三十日，本集團以賬面總值港幣一百零一億二千九百六十九萬六千元（於二零零零年十二月三十一日：港幣一百一十億一千九百三十萬零一千元）的某些資產，作為銀行貸款之抵押。

13. 承擔

(a) 資本承擔

	二零零一年六月三十日 (港幣千元)	二零零零年十二月三十一日 (港幣千元)
已簽約但未撥備		
資本性支出	2,023	2,271
投資聯營公司	41,248	64,052
	43,271	66,323
已批准但未簽約		
資本性支出	5,088	3,159
投資聯營公司	64,000	44,584
	69,088	47,743

除上項所披露外，本集團所佔合營投資本身之資本承擔如下：

	二零零一年六月三十日 (港幣千元)	二零零零年十二月三十一日 (港幣千元)
已簽約但未撥備	29,686	30,761
已批准但未簽約	7,664	3,500
	37,350	34,261

(b) 本集團因在正常業務運作過程中簽訂多項合約以完成地產發展項目。於二零零一年六月三十日未撥備之工程承擔總值約為十四億六千七百七十八萬四千元(於二零零零年十二月三十一日：港幣五億一千九百零七萬三千元)，其中約港幣十二億零四十八萬八千元(於二零零零年十二月三十一日：港幣六千五百八十二萬七千元)與共同控制的資產有關。

14. 或然負債

自二零零零年十二月三十一日起，本集團之或然負債並未有重大變更。

15. 關連人士交易

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(港幣千元)	(港幣千元)
與澳門旅遊娛樂有限公司(澳門娛樂)之重大交易		
已收澳門娛樂資助	12,890	11,611
售予澳門娛樂船票	174,229	169,025
就出售船票而付予澳門娛樂的折扣及佣金	29,026	27,957
就酒店管理向澳門娛樂收取的管理費及獎金	10,011	7,985
就澳門船務業務向澳門娛樂購入燃料	40,347	35,554
澳門娛樂代本集團收取在澳門銷售船票及提供有關服務的收入	148,982	172,567
就澳門船務業務向澳門娛樂償還的開支	75,106	71,737
收取澳門娛樂之船舶租金收益	46,155	—
與香港中國旅行社有限公司(香港中旅)之重大交易		
就出售船票而付予香港中旅的佣金	12,447	12,613
香港中旅代本集團收取銷售船票及提供有關服務的收入	101,394	114,796
就船務業務向香港中旅償還的開支	8,292	8,748
信德船務有限公司及其聯營公司(信德船務)		
償還信德船務分享的資源及承擔的開支	18,156	18,774
向一家聯營公司收取的房地產租金及有關服務費	2,475	2,440
付予信德中心有限公司的房地產租金及有關服務費	3,055	1,637
已收聯營公司之利息收入	14,412	14,664
已付一家附屬公司少數股東之利息支出	83,772	103,150
已付合營投資夥伴之利息支出	8,335	8,760
已付一家附屬公司少數股東之銷售佣金	19,214	—
已付一家聯營公司之保險費	11,006	8,528
已付一家聯營公司之建築成本	47,678	—

以上交易之條款與往年年報所披露相同。

1. 責任聲明

本通函乃遵照上市規則而提供有關本集團之資料。董事對本通函所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實，致使本通函所載任何內容產生誤導。

2. 股本

本公司於供股完成後之法定及已發行股本(假設供股成為無條件)將如下：

法定：		港元
2,000,000,000	股股份於最後實際可行日期	500,000,000
2,000,000,000	於股東特別大會上增加法定股本(附註1)	500,000,000
4,000,000,000	股股份於股東特別大會之後	1,000,000,000

繳足或入賬列作繳足已發行及將予發行之股份：		
1,553,947,128	股股份於最後實際可行日期	388,486,782
388,486,782	股股份根據供股將予發行(附註2)	97,121,696
1,942,433,910	股股份於緊隨供股完成後已發行(附註2)	485,608,478

附註：

1. 假設股東將於股東特別大會上通過增加本公司法定股本之決議案。

2. 獲授予附有可最多認購合共59,800,000股股份(包括何鴻燊博士持有之30,000,000份購股權，而何鴻燊博士已表示彼於記錄日期或該日之前將不會行使其購股權)之權利之尚未行使購股權。此外，亦有賦予可換股擔保債券持有人權利最多可轉換合共224,000,000股股份之可換股擔保債券。假設悉數兌換尚未行使之可換股擔保債券及悉數行使購股權(由何鴻燊博士於記錄日期或該日之前持有之購股權則除外)，合共1,807,747,128股股份將為已發行及451,936,782股供股股份將予發行。

除本通函所述外，於最後實際可行日期，本集團任何成員公司之資本概無附有購股權或同意有條件或無條件附有購股權。

3. 權益披露

於最後實際可行日期，董事在本公司或其相聯法團(按證券披露權益條例(「披露權益條例」之定義)股本中擁有根據披露權益條例第28條須知會聯交所及本公司之權益(包括根據披露權益條例第31條或附表第一部彼等被視為或當作擁有之權益)或根據披露權益條例第29條規定本通函所述須載於登記冊內之權益或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益如下：

(a) 董事於本公司之權益

	每股面值0.25港元之普通股		
董事姓名	個人權益	家族權益	公司權益
何鴻燊(附註)	240,517,502	4,915,780	36,285,523
羅保爵士	—	—	—
關超然	—	—	—
鄭裕彤	—	—	—
莫何婉穎	266,102	—	—
何超瓊	8,835,045	—	—
何超鳳	9,249,802	—	—
蘇樹輝	8,325,000	—	—
禤永明	48,000	—	—
謝天賜	2,325,000	—	—
陳偉能	8,025,000	—	—
何超蕸	—	—	—

附註：何鴻燊博士實益擁有Sharikat Investments Ltd.及Dareset Ltd.之權益，而該兩家公司分別實益擁有11,446,536股及24,838,987股股份。

(b) 董事於附屬公司之權益

董事姓名	附屬公司名稱	個人權益	公司權益
何鴻燊	信德文化廣場有限公司	–	普通股4股(或40%)
	Stabilo Ltd.	普通股560股(或11.2%)	–
蘇樹輝	Stabilo Ltd.	普通股72股(或1.44%)	–
禤永明	Stabilo Ltd.	普通股68股(或1.36%)	–
謝天賜	Stabilo Ltd.	普通股68股(或1.36%)	–
陳偉能	Stabilo Ltd.	普通股32股(或0.64%)	–

蘇樹輝博士、謝天賜先生、禤永明先生、何超瓊女士及何超鳳女士受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

(c) 董事於聯營公司之權益

何鴻燊博士持有南耀有限公司普通股1股(即10%權益)作為其個人權益。

d) 購股權

於最後實際可行日期，根據本公司購股權計劃授予董事之購股權計劃之詳情如下：

承授人	授出日期	行使期間	每股股份之行使價	於最後實際可行日期之購股權數目
何鴻燊	一九九三年六月十日	一九九三年六月十日至二零零三年六月九日	5.18元	30,000,000
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.48元	2,500,000
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	10,000,000
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.48元	2,700,000
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	10,000,000
何超蕸	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	3,000,000

e) 主要股東

於最後實際可行日期，根據披露權益條例第16(1)條存置之主要股東名冊顯示除權益載於上文之何鴻燊博士外，下列股東於本公司已發行股本中擁有10%或以上之權益：

股東姓名	所持有之普通股數目
信德船務有限公司及其附屬公司(附註)	598,030,322

附註： 何鴻燊博士、鄭裕彤博士及莫何婉穎女士於信德船務有限公司中擁有實益權益。

除上文所披露者外，概無任何人士因於本公司已發行股本中擁有10%或以上之權益而已知會本公司。

4. 董事

何鴻燊博士，O.B.E.，集團行政主席，八十歲。何鴻燊博士為集團創辦人兼行政主席，自集團一九七二年成立以來即擔任集團董事。他還兼任信德船務有限公司*董事及上市之新濠國際發展有限公司主席。

何博士現任香港地產建設商會會長、香港大學教研發展基金董事局主席、香港大學校董會及校務委員會成員，以及香港理工大學顧問委員會創會會員。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託委員會委員和演藝學院友誼社贊助人。

在澳門，何博士身兼澳門旅遊娛樂有限公司總經理、澳門博彩股份有限公司常務董事及澳門國際機場專營公司董事會副主席，以及誠興銀行董事會主席和澳門賽馬會董事局主席。

何博士現任第九屆中國人民政治協商會議常務委員會委員。

羅保爵士，C.B.E., LL.D., J.P.，獨立非執行董事，七十九歲。羅保爵士於一九九四年獲委任為獨立非執行董事。羅爵士乃香港公益金及香港善導會之副贊助人。此外，羅爵士亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

關超然先生，M.A. (CANTAB), F.C.A., F.H.K.S.A., C.P.A., J.P.，獨立非執行董事，六十五歲。關超然先生於一九九四年獲委任為獨立非執行董事，現任德勤•關黃陳方會計師行主席。

鄭裕彤博士，非執行董事，七十六歲。鄭裕彤博士自一九八二年起擔任本公司董事、身兼信德船務有限公司*董事、香港地產建設商會副會長和香港金銀業貿易場諮詢委員會董事。鄭博士為新世界發展有限公司主席、周大福珠寶有限公司主席、恒生銀行有限公司董事及香港明天更好基金信託委員會委員。

*　信德船務有限公司為本公司之主要股東

莫何婉穎女士，非執行董事，七十三歲，莫何婉穎女士乃集團行政主席何鴻燊博士之胞妹，於一九九九年三月獲委任為非執行董事。莫太為澳門旅遊娛樂有限公司監察委員會委員。

何超瓊女士，董事總經理，三十九歲。何超瓊女士乃集團行政主席何鴻燊博士之千金，一九九五年一月獲委任為本集團執行董事，並於一九九九年六月獲委任為本集團董事總經理。

何女士為澳門旅遊娛樂有限公司董事及澳門航空股份有限公司執行董事，並身兼政協廣東省委員會委員、香港大學教研發展基金有限公司創會名譽顧問及董事局成員，以及香港明天更好基金顧問委員會委員。

何女士並為信德中旅船務投資有限公司行政總裁兼董事，直接掌管本集團船務業務。

何女士擁有聖克萊大學市場學及國際商業管理學士學位。

何超鳳女士，副董事總經理，三十七歲。何超鳳女士乃集團行政主席何鴻燊博士之千金，一九九四年一月加入本集團，同年十月獲委任為執行董事。何女士於一九九九年六月成為副董事總經理及於同年十月出任財務總監一職。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動及物業投資。

何女士擁有加拿大多倫多大學工商管理碩士學位(主修財務)和南加州大學學士學位(主修市場學)。

何女士亦為香港地產行政學會之成員、香港地產建設商會會員、香港加拿大國際學校之校董局顧問及The Dean's Advisory Board of University of Toronto之香港顧問。

蘇樹輝博士，執行董事，五十一歲。蘇博士於一九七五年加入本集團，一九九一年獲委任為執行董事。蘇博士亦為香港大學教研發展基金創會名譽董事。蘇博士為第九屆中國人民政治協商會議委員。

蘇博士為特許秘書及行政人員公會會員，現任本集團之公司秘書，負責集團之行政及企業拓展事務。

蘇博士持有澳洲Southern Cross University企業管理博士學位及香港大學理學士學位。

禤永明先生，執行董事，六十歲。禤永明先生於一九七九年加入本集團，一九九一年獲委任為執行董事，現負責集團之策略性規劃、企業發展及與金融和投資有關的事務。

禤先生為澳門誠興銀行之執行董事兼行政總裁和澳門國際機場專營公司之執行董事，及為兩儀控股有限公司主席。禤先生亦為英國特許銀行學會會員。

謝天賜先生，執行董事，四十九歲。謝天賜先生於一九八一年加入本集團，一九九一年獲委任為執行董事。

謝先生是亞太航空公司及港聯直升機有限公司之行政總裁。

陳偉能先生，執行董事，五十四歲。陳偉能先生於一九八七年加入本集團，一九九一年獲委任為執行董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團之物業發展及投資事務。

何超蘐女士，執行董事，34歲。何女士為本集團執行主席何鴻燊博士之千金。何女士於一九九六年九月加入本集團，並於二零零一年六月獲委任為執行董事。

自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。何女士為香港地產行政學會之成員、國際專業保安協會香港分會、香港工業總會及香港設施管理學會之會員。

何女士擁有Pepperdine University大眾傳播及心理學學士學位。

5. 公司資料及參與之各方

註冊辦事處	香港 干諾道中200號 信德中心西座 39字 頂樓
股份過戶登記處	香港中央證券登記有限公司 香港 皇后大道東183號 合和中心19樓
主要往來銀行	中國銀行(香港)有限公司 香港 中環 花園道1號 中銀大廈35樓
	法國巴黎銀行香港分行 香港 中環 皇后大道中28號 中滙大廈4樓
	萬國寶通銀行 香港 中環 花園道3號萬國寶通廣場 萬國寶通銀行大廈50樓
	東方滙理銀行 香港 中環 交易廣場1座 42至45樓
	香港上海滙豐銀行有限公司香港分行 香港 皇后大道中1號
	西德意志州銀行 香港分行 香港 夏愨道12號 美國銀行中心36樓

核數師	屈洪疇會計師事務所有限公司 執業會計師 香港 皇后大道中16至18號 新世界大廈1903室
法定代表	謝天賜先生 蘇樹輝博士
公司秘書	蘇樹輝博士 特許秘書及行政人員公會會員
本公司之財務顧問	百德能證券有限公司 香港 德輔道4號 渣打銀行大廈22樓
包銷商	百德能證券有限公司 香港 德輔道4號 渣打銀行大廈22樓
	金英証券(香港)有限公司 香港 中環 遮打道16至20號 歷山大廈8樓
	和昇國際有限公司 香港 中環 夏慤道12號 美國銀行中心 16樓1601室
本公司及供股之法律顧問	的近律師行 香港 中環 歷山大廈 3至7樓、18樓及29樓
包銷商之法律顧問	姚黎李律師行 香港 中環 置地廣場 告羅士打大廈20樓

6. 重大合約

除包銷協議外，概無任何由本集團任何成員公司於緊接本通函刊發日期前兩年內訂立任何重大合約（於日常業務範圍內訂立者則除外）。

7. 訴訟

於最後實際可行日期，本公司或本集團任何其他成員公司概無涉及任何重大訴訟或仲裁，及據董事所知，本集團任何成員公司亦無尚未了結或面臨威脅之重大訴訟或索償。

8. 重大不利變動

董事並不知悉，自二零零零年十二月三十一日（即本集團最近期公佈經審核賬目之日）起，本集團之財務或經營狀況有任何重大不利變動。

9. 其他事項

(1) 本公司之註冊辦事處為香港干諾道中200號信德中心西座39字頂樓。

(2) 本公司之公司秘書為蘇樹輝博士。蘇博士於一九七五年加入本集團，於一九九一年獲委任為執行董事。蘇博士亦為本集團之公司秘書，負責有關本集團行政及公司發展之事務。

(3) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道中183號合和中心19樓。

(4) 本文件如有歧異，概以英文版本為準。

10. 營運資金

董事認為，經考慮現有銀行信貸、內部資源及供股預期所得款項淨額約382,000,000港元後，本集團將在無任何不可預見之情況下，具備充裕營運資金應付其目前所需。

11. 備查文件

下列文件之副本由即日起至舉行股東特別大會之日（包括該日）止一般辦公時間內，在本公司於香港之註冊辦事處（地址為香港干諾道中200號信德中心西座39字頂樓）可供查閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 本公司於截至一九九九年十二月三十一日止及二零零零年十二月三十一日止兩個財政年度之年報；

(c) 本公司於截至二零零一年六月三十日止六個月之中期報告；及

(d) 本附錄「重大合約」一段所述之重大合約。

信德集團有限公司

(於香港註冊成立之有限公司)

茲通告上述公司(「本公司」)將於二零零二年四月二十九日星期一下午三時正於香港假座香港中環交易廣場第二座47樓美國會所華盛頓房舉行股東特別大會，藉以考慮及酌情通過以下將提呈為普通決議案之決議案：

普通決議案

1. 動議藉增設2,000,000,000股新股份，將本公司之法定股本由500,000,000港元增加至1,000,000,000港元，分為2,000,000,000股每股面值0.25港元之股份(「股份」)，該等新股份於發行後與現有股份享有同等地位。

2. (a) 動議待召開本大會之通告中所載為第1項決議案之決議案獲通過後，批准按照於二零零二年四月十一日刊發之通函(「通函」)所載之條款及條件(本通告構成其中一部分)，以供股方式發行不少於388,486,782股每股面值0.25港元之新股份(「股份」)及不超過451,936,782股股份(「供股」)，以及動議授權本公司董事以供股方式及按本通函所載之條款(包括但不限於因通函所界定將除外海外股東剔除之理由)配發及發行該等股份(儘管該等股份可能不按比例地向本公司之現有股東提呈、配發或發行)及作出彼等認為對供股及與此同時進行之任何事宜之實行而言屬必要或有需要之一切事情及簽立所有有關文件；及

   (b) 上文(a)之授權為股東根據本公司與香港聯合交易所有限公司按照香港聯合交易所有限公司證券上市規則之規定而訂立之上市協議第19段作出之特別授權，此亦為以二零零一年六月十三日之一般性授權方式已給予董事之授權以外增添(即不存取銷及更改)之另一項授權。

承董事會命
秘書
蘇樹輝博士

二零零二年四月十一日

註冊辦事處：
香港中環
干諾道中200號
信德中心西座
39字
頂樓

附註：

1. 凡有權出席上述大會並於會上投票之本公司股東，均有權委任一名或兩名受委代表代其出席，並於票選方式時代其投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司之股份過戶登記處，方為有效。

3. 本公司將於二零零二年四月二十五日起至二零零二年四月二十九日止(包括首尾兩天)暫停辦理股份過戶登記手續。

4. 就上文第2項決議案(b)段而言，一般性授權已於二零零一年六月十三日授出，惟僅限於本公司於該日之已發行股本。本公司之董事謹此聲明，彼等現無意額外發行任何本公司之股份(根據供股及/或因行使任何購股權或因任何轉換可換股擔保債券而可能必要者則除外，供股、購股權及可換股擔保債券各自之定義見於二零零二年四月十一日刊發之通函，本通告構成其中之一部分)。股東作出發行股份之現有一般性授權將於下屆舉行之股東大會時屆滿，屆時將會尋求重續一般性授權。

目　錄

	頁次
釋義	1
供股之概要	4
終止包銷協議	5
預期時間表	6
董事會函件	7
附錄一－本集團之財務資料	17
附錄二－一般資料	54
股東特別大會通告	65

此乃要件　請即處理

閣下如對本通函各方面或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司(「本公司」)股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函乃就本公司將於二零零二年四月二十九日舉行之股東特別大會而寄發予本公司股東。本通函並不構成本公司之股份或其他證券之要約或提呈發售本公司之股份或其他證券之邀請。

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

建議增加法定股本

及

建議供股

信德集團有限公司之財務顧問

百德能
證券

謹請注意，有關供股(定義見本通函)之包銷協議(定義見本通函)載有若干條文，授予百德能證券(定義見本通函)代表包銷商(定義見本通函)權力，於發生若干事件時可以書面通知終止包銷商之責任。該等事件載於本通函第5頁「終止包銷協議」一節。倘百德能證券代表包銷商行使該等權力，則包銷商根據包銷協議之責任須予終止，而供股將不會進行。

股份(定義見本通函)將由二零零二年四月二十三日星期二起以除權基準買賣。供股股份(定義見本通函)將由二零零二年五月二日星期四起至二零零二年五月十日星期五(包括首尾兩天)以未繳股款方式買賣。倘百德能證券代表包銷商於最後接納日期後之首個營業日下午六時前之任何時間，根據供股終止包銷協議(見本通函第5頁「終止包銷協議」)或供股之條件(見本通函第10頁「供股之條件」)未獲達成，則供股將不會進行。繳付供股股份之股款及接納供股股份之最後接納日期為二零零二年五月十五日星期三下午四時正。

於二零零二年五月二日星期四至二零零二年五月十日星期五買賣股份或未繳股款之供股股份之任何人士，須承受供股或未能成為無條件及或不會進行之風險。

倘有任何疑問，投資者應考慮此方面之專業意見。

本公司將於二零零二年四月二十九日星期一下午三時正假座香港中環交易廣場第二座47樓美國會所華盛頓房舉行之股東特別大會(定義見本通函)之通告載於本通函第65頁至第66頁。無論　閣下能否親身出席大會，亦務請　閣下將隨附之代表委任表格按其列印之指示盡快填妥及交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓，惟無論如何須於股東特別大會舉行時間前四十八小時交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會，並於會上投票。

二零零二年四月十一日